UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, May 09, 2013 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 1Q13 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 1Q12, unless otherwise stated.

CPFL ENERGIA ANNOUNCES 1Q13 NET INCOME

OF R$ 405 MILLION

Indicators (R$ Million)	1Q13	1Q12	Var.
Sales within the Concession Area - GWh	14,491	13,938	4.0%
Captive Market	10,414	10,220	1.9%
TUSD	4,077	3,718	9.6%
Commercialization and Generation Sales - GWh	4,322	3,786	14.2%
Gross Operating Revenue	4,713	4,743	-0.6%
Net Operating Revenue	3,457	3,123	10.7%
EBITDA (IFRS)(1)	1,055	979	7.8%
EBITDA (IFRS+ Proportional Consolidation for Generation)(2)	1,126	1,075	4.7%
EBITDA (IFRS+ Proportional Consolidation for Generation + Regulatory Assets & Liabilities - Non-Recurring)(3)	1,131	1,059	6.8%
Net Income (IFRS)	405	413	-1.8%
Net Income (IFRS+ Regulatory Assets & Liabilities - Non-Recurring)(4)	410	399	2.8%
Investments	532	552	-3.7%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and result of pension fund contributions;

(2)     EBITDA (IFRS + Proportional Consolidation for Generation) considers, besides the items mentioned on note (1) above,  the proportional consolidation of assets that  are now accounted by the equity method, due to changes in accounting standards (IFRS 11/CPC 19 (R2));

(3)     EBITDA (IFRS + Proportional Consolidation for Generation + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned on note (2) above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)     Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

1Q13 HIGHLIGHTS

•  Increase of 4.0% in energy sales in the concession area;

•  Conclusion of tariff review process for CPFL Paulista in Apr/13, with a tariff repositioning of 5.48%;

•  CDE resources, according to decree 7,945/13, in the amount of R$ 698 million;

•  Investments of R$ 532 million;

•  Payment of 2012 complementary dividends , in the amount of R$ 456 million;

•  Increase of 8.3% in daily average volume (BM&FBovespa + NYSE), reaching R$ 38.4 million;

•  CPFL Santa Cruz was winner of IASC 2012 – Aneel’s Consumer Satisfaction Index – among discos from South and Southeast with up to 400 thousand consumers;

•  CPFL Santa Cruz was in 1st place in Aneel Service Quality Ranking;

•  CPFL Paulista, CPFL Piratininga and RGE were also recognized by the quality of services, being among top 12 in Aneel’s ranking;

•  1st place in Utilities sector in Sector Leader Award 2013, organized by Environmental Tracking Global Carbon Rankings.

1Q13 Results | May 09, 2013

INDEX

1) MESSAGE FROM THE CEO	4

2) MACROECONOMIC CONTEXT	6

3) ENERGY SALES	11
3.1) Sales within the Distributors’ Concession Area	11
3.1.1) Sales by Class – Concession Area	12
3.1.2) Sales to the Captive Market	12
3.1.3) TUSD	12
3.2) Commercialization and Generation Sales – Excluding Related Parties	13

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL
STATEMENTS CONSOLIDATION	14
4.1) Consolidation of CPFL Renováveis Financial Statements	15

5) ECONOMIC-FINANCIAL PERFORMANCE	16
5.1) Operating Revenue	17
5.2) Cost of Electric Energy	18
5.3) Operating Costs and Expenses	19
5.4) Regulatory Assets and Liabilities	22
5.5) EBITDA	22
5.6) Financial Result	22
5.7) Net Income	23

6) DEBT	23
6.1) Financial Debt (Including Hedge)	23
6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)	26
6.3) Net Debt and Leverage	29

7) INVESTMENTS	30

8) DIVIDENDS	31

9) STOCK MARKET	32
9.1) Share Performance	32
9.2) Average Daily Volume	33
9.3) Ratings	33

10) CORPORATE GOVERNANCE	34

11) CURRENT SHAREHOLDERS STRUCTURE – 03/31/2013	35
11.1) Movement of Bound Shares within the Control Block of CPFL Energia	35
11.2) Corporate Restructuring CPFL Brasil and CPFL Geração	36

12) PERFORMANCE OF THE BUSINESS SEGMENTS	37
12.1) Distribution Segment	37
12.1.1) Economic-Financial Performance	37
12.1.2) 3rd Periodic Tariff Review Cycle	41

1Q13 Results | May 09, 2013

12.1.3) Tariff Adjustment	43
12.1.4) Extraordinary Tariff Review	44
12.2) Commercialization and Services Segment	44
12.3) Conventional Generation Segment	45
12.3.1) Economic-Financial Performance	45
12.4) CPFL Renováveis	47
12.4.1) Economic-Financial Performance	47
12.4.2) Status of Generation Projects	48

13) ATTACHMENTS	50
13.1) Statement of Assets – CPFL Energia	50
13.2) Statement of Liabilities – CPFL Energia	51
13.3) Income Statement – CPFL Energia	52
13.4) Income Statement – CPFL Energia (IFRS + Conventional Generation Consolidation)

13.5) Cash Flow – CPFL Energia	54
13.6) Income Statement – Segments of Conventional Generation and CPFL Renováveis	55
13.7) Income Statement – Total Generation	56
13.8) Income Statement – Consolidated Distribution Segment	57
13.9) Economic-Financial Performance – Distributors	58
13.10) Sales within the Concession Area by Distributor (in GWh)	60
13.11) Sales to the Captive Market by Distributor (in GWh)	61

1Q13 Results | May 09, 2013

1) MESSAGE FROM THE CEO

The first quarter of 2013 was certainly one of the most challenging ones in the history of Brazil's electricity sector. The announcement of Provisional Measure 579 (MP579) in September 2012 provoked intense debate involving industry players and society in general on the new terms and conditions for the extension of concessions expiring in 2015. After that phase, MP579 was converted into Law 12,783/13 and the Extraordinary Tariff Review (RTE) was implemented in January 2013, resulting in an average tariff reduction of around 20% for consumers. Note that this review did not cause any impact on the remuneration of energy distribution companies as it only reflected the decrease in sector charges and the low tariffs applied to the power generation and transmission assets that adhered to the terms of the new law.

Since the fourth quarter of last year, water levels have gone below historical averages as a result of which our reservoirs reached critical levels at the end of 2012. Consequently, the National Electricity System Operator (ONS) decided to dispatch the entire installed capacity of the thermal power plants to ensure greater energy security. Even the level of rainfall during the wet period was below average. Nevertheless, ONS’ right decision to keep the thermal power plants running ensured that the reservoir levels recovered to reach an average of over 61% at the end of May. Thus, we now have an adequate level of storage to see Brazil through the dry period, with no risk whatsoever for the country's energy supply.

In fact, this more intensive thermal dispatch over recent months generated an additional cost to guarantee energy supply. This cost was initially absorbed by the energy distribution companies with the expectation of passing it on to the tariffs at the time of the annual tariff revision. However, due to a higher cost associated with this thermal dispatch, the liquidity conditions of a few distributors worsened, demanding urgent measures to restore their economic and financial balance. The solution came in the form of Decree 7,945/13, which determined the injection of funds in the distributors through the Energy Development Account (CDE), thus neutralizing the effects of the heavier thermal dispatch and restoring liquidity at the distributors. So far, more than R$ 4.2 billion have been provided by CDE to offset this effect, of which R$ 698 million went to the distribution companies in the CPFL Energia Group. This was only possible thanks to the creation of a taskforce with the efforts of the Ministries of Mines and Energy, and Finance, as well as the National Electric Energy Agency (ANEEL) and the Brazilian Association of Electricity Distributors (ABRADEE), with an important participation of CPFL Energia.

With regard to operating performance, our results were strong in the first quarter, with sales in our concession area growing 4.0%. I once again wish to highlight the performance of the residential and commercial segments, which registered growth of 8.3% and 6.3%, respectively. Here, I wish to point out that after 12 years, average consumption per residential consumer in Brazil returned to the level before the rationing in 2001. After an abrupt and compulsory reduction in consumption, the significant improvement in the economic and social variables, combined to the intensification of energy efficiency, enabled a slow return to the previous level, but with a higher quality.

Another highlight of the quarter was the result of application of the 3rd Periodic Tariff Review Cycle at CPFL Paulista, the largest distribution company in the Group. We booked investments of around R$ 2.7 billion, with the net regulatory remuneration base reaching totaling more than R$ 3.3 billion. The results from implementing this review were in line with our expectations.

Also worth mentioning is the performance of our energy seller - CPFL Brasil - which, in the first quarter alone, brought in 31 new customers. With this, its total portfolio reached 262 customers, enabling it to remain the largest energy seller in the country.

1Q13 Results | May 09, 2013

Recurring net revenue, adjusted for the proportional consolidation of the generation assets, regulatory assets and liabilities, and the exclusion of non-recurring items, reached R$ 3.6 billion, an increase of 18.5% over the same period last year. Recurring EBITDA increased by 6.8% to reach R$ 1.1 billion. Recurring net income stood at R$ 410 million, an increase of 2.8% in relation to the first quarter of 2012. Here I wish to highlight our initiatives to cut costs which, in the first quarter, generated savings of R$ 10 million in real terms, compared to the first quarter last year. We are focused on the operating efficiency of our assets, improving the quality of our service to our customers and on increasingly generating more value for our shareholders. Thus, we continue to invest heavily: in this quarter alone, our investments totaled R$ 532 million. Operating efficiency, coupled with financial and capital discipline, generate impressive results. That is the reason we paid supplementary dividends for the year 2012 in the amount of R$ 456 million.

As I mentioned at the beginning of my message, the challenges we faced in the first quarter of the year were many. Renewal of concessions is already a consolidated matter and hence no fresh developments are expected in this regard. The method of financial support from CDE for the distribution segment is also already functioning, relieving the cash pressure at the distributors. The situation of the reservoirs already makes us confident that the possibility of rationing in 2013 is completely ruled out. I believe that all this debate surrounding the changes in the sector are highly welcome and deserve our attention to improve the health – both in terms of regulations and operations – of the electricity sector in Brazil. I am increasingly convinced that these changes bring numerous opportunities for those agents considered efficient and responsible, such as CPFL Energia. And we are very well positioned to seize these opportunities, focusing our efforts on efficiently operating our assets and delivering increasingly solid and long-term results.

Wilson Ferreira Jr.

CEO of CPFL Energia

1Q13 Results | May 09, 2013

2) MACROECONOMIC CONTEXT

In the international context, the economic outlook is positive for emerging markets, especially compared with the expected performance for the advanced economies. The growth of emerging economies will be driven by the countercyclical monetary policy implemented throughout 2012 and it is agreed that the expansion will be significantly higher than in advanced economies. It is expected a growth of 5.5% p.a. in the period 2013-14, a stronger pace than the G7 economies (+1.7% p.a.) and even to world GDP (+3.7% p.a.). As for the Eurozone, the expected GDP for the biennium is low: 0.4% p.a.

Regarding investment, IMF estimates that it will go up to 32.2% of GDP in 2014 in emerging markets versus an average of 29.3% in the last decade. For the G7 economies, the IMF is projecting an investment rate around 18.5% in 2014, down from 19% on average for the last ten years.

In fact, the latest indicators for the world economy again reduced the optimism about the performance in 2013. In the U.S., some recent indicators generated disappointment, as: business and consumer confidence, sales in the retail market and labor market. Meanwhile, the European Union faces the 5th year of insignificant economic growth, and despite the more active role of the European Central Bank, some events brought uncertainty to the region, such as the debt renegotiation in Cyprus.

However, these risks have been accommodated without harm to international confidence. The European fiscal deterioration has ceased and some countries are already taking measures to promote growth. In this sense, the U.S. emerge as leaders of the recovery process, based on their economic foundations which are stronger than the European economies.

In Brazil, the biggest concern is the rising inflation in the recent period. The source of this increase is in 2012, from a combination of exchange devaluation and an agricultural shock in the U.S., Brazil and Argentina, with direct impacts on the production of corn and soybeans. Note that these three countries are the largest soybean producers and two of them are among the three largest producers of corn, so the crop failure of soybeans and corn was of great importance to the Brazilian economy. In addition, in early 2013, the concentration of rainfall in certain regions damaged the crop of horticultural products, which resulted in the rise of food prices. Despite the negative effect on household income, it is important to emphasize that it is a supply shock, and that this will tend to settle down - and some evidence of this accommodation is already seen.

This issue overcome, the second major concern regards the industrial sector, still in slow and uneven recovery, affected by the international crisis and the historic loss of competitiveness. According to IBGE, between January and March 2013, industrial production decreased by 0.5%, compared to the same period of 2012, but was up 0.8% if compared to 4Q12 (seasonally adjusted). We may highlight the production of capital goods, with an increase of 9.8%, which shows the return on investment in 2013 and gives new impetus to the economic growth projections.

1Q13 Results | May 09, 2013

Brazilian GDP evolution - % annual

Source: IBGE. Forecast: LCA Consultores

*Forecast

Residential unit consumption back to pre-rationing level

This quarter we highlight the recovery in residential unit consumption, which after 12 years returned to the level observed before the 2001-2002 rationing, with a monthly average of 211 kWh.

Before that, it is worth remembering the macroeconomic context that we lived at the time of rationing. The keynote of economic growth was given by the central economies and the economic and financial crisis used to spread quickly and dramatically to emerging markets, preventing a more significant increase of the latter. In Brazil, the situation was not different: high interest rates, low attractiveness to foreign capital, inflationary pressures, low level of foreign exchange reserves, high public debt and high country risk limiting growth potential of the country. In 2001, the situation worsened when the country faced a shortage of electricity, caused by lack of investment and poor hydrology. The government was then forced to compulsorily reduce the consumption of industries and homes.

Today we have another scenario. The global economic and financial crisis affect most strongly the central economies, which are struggling to achieve recovery. Emerging countries have become key players, with greater autonomy, and determine the trend of world economic growth. Brazil also evolved and grew stronger in recent years. The highlights are the strong domestic market, interest rates at lower levels, lower country risk, the recovery (albeit slow) of foreign trade, the regional decentralization, the intensification of social policies, infrastructure investments (PAC) and policies to encourage productive investment for the resumption of the industrial competitiveness.

It was in this context of changes that the recovery of residential unit consumption was observed.

The main drivers of growth in residential consumption, which led to the upturn in consumption despite the changing habits of the population, which appeared to be definitive, are summarized as follows:

• Comfort  - between 2004 and 2012, the minimum wage increased by 59% 1 and the unemployment rate 2 fell significantly (from 11.5% in 2004 to 5.5% in 2012), contributing to the growth of 57% of total income 3 in the same period. The granting of credit 4 also grew 63% in 2012, compared to 2004, reaching R$ 3,917 million. These factors contributed to the income distribution, as measured by the Gini index, improved (from 0.535 in 2004 to 0.520 in 2010 5). Finally, the urbanization rate 6 increased from 82.7% to 85.0% meaning even more comfort to people and new consumer needs. Reflecting these changes, according to 2009 data, the latest available data, 93.4% of households had refrigerators, 95.7% had television and 44.3% had a washing machine; these numbers are much higher than those observed in 2004, when the possession of such equipment was 87.3%, 90.3% and 34.3%, respectively 7 ;

______________________________________

1 Constant currency of 2012. Source: IBGE.

2 Monthly average. Source: IBGE.

3 Source: IBGE/LCA.

4 Constant currency of 2012. Source: BCB.

5 Source: IBGE. 2010 – last available data.

6 Source: Ministry of Cities. 2011 – last available data.

7 Source: PNAD.

1Q13 Results | May 09, 2013

•         Demography - the Brazilian population grew by 8% between 2004 and 2012, while the number of households grew 20% over the same period. This made the household density fell from 3.5 to 3.1 inhabitants per household 8 . Note that the consumption of some appliances, such as the refrigerator, is inelastic to the number of people in a residence, so that the decrease in household density is a factor contributing to the increase in unit consumption;

•         Energy efficiency - in the opposite direction, there was an increase in the efficiency of equipment used in a residence in the period. Take as an example the average consumption of a refrigerator, which was 433 kWh in 2004 and went to 345 kWh in 2012, a decrease of 20%; the same happened with the washing machine, which reduced its average electricity consumption by 7% (from 72 kWh kWh in 2004 to 67 in 2012). 9 This limited a faster growth in residential consumption, but enabled a more efficient consumption.

All these factors combined resulted in the consistent recovery of CPFL Energia’s residential unit consumption, which returned to pre-rationing levels before several other distributors in the country.

CPFL Energia – Residential unit consumption (kWh/month)

The outlook for the coming years is equally positive. According to the Roland Berger, Brazil will climb positions in the ranking of the largest economies, going from the 7th place in 2010 to 4th place in 2030.

______________________________________

8 Source: EPE.
9 Source: EPE.

1Q13 Results | May 09, 2013

GDP of world largest economies – US$ trillion

(Source: IMF, Roland Berger and Standard Chatered Bank)

According to EPE’s estimates10 , the number of households will continue to grow at a rate greater than the population, so that the household density is expected to reach 2.7 inhabitants / household in 2021, compared to 3.1 today.

Regarding to the consumption of electricity in homes in Brazil, it is important to note that the trend of improvement in energy efficiency of appliances must be maintained in the coming years, which, coupled with the increase of ownership of equipment, will keep the trend of consumption growth electricity.

Energy efficiency and ownership of equipment

(Source: EPE)

*Corresponds to the number of households that use only the electric shower.

For these and other reasons, EPE projects a 23% expansion in residential unit consumption between 2012 and 2021.

_____________________________________

10 Ten-year Energy Plan 2012-2021.

1Q13 Results | May 09, 2013

Brazil - Residential unit consumption
(Source: EPE)

Given the consistency of the growth observed to the present day and the assumptions detailed here, we can estimate that CPFL Energia’s residential unit consumption will follow the same trend.

1Q13 Results | May 09, 2013

3) ENERGY SALES

3.1) Sales within the Distributors’ Concession Area

In 1Q13, sales within the concession area, achieved by the distribution segment, totaled 14,491 GWh, an increase of 4.0%.

Sales within the Concession Area - GWh
	1Q13	1Q12	Var.
Captive Market	10,414	10,220	1.9%
TUSD	4,077	3,718	9.6%
Total	14,491	13,938	4.0%

In 1Q13, sales to the captive market totaled 10,414 GWh, an increase of 1.9%.

The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 4,077 GWh in 1Q13, an increase of 9.6%, reflecting the migration of customers from the captive market to the free market.

Sales within the Concession Area - GWh
	1Q13	1Q12	Var.	Part.
Residential	3,932	3,631	8.3%	27.1%
Industrial	6,083	5,993	1.5%	42.0%
Commercial	2,439	2,295	6.3%	16.8%
Others	2,037	2,019	0.9%	14.1%
Total	14,491	13,938	4.0%	100.0%

Note: The tables of sales within the concession area by distributor are attached to this report in item 13.10.

Emphasis is given to the growth of the residential and commercial classes, which jointly accounted for 44.0% of the sales within the concession area:

•      Residential and commercial classes: up by 8.3% and 6.3%, respectively, favored by the accumulated effects of economic growth (increase of income levels, purchasing power of consumers and the expansion of credit to consumption) over recent years and the higher temperatures.

•      Industrial class: up by 1.5%, reflecting the industrial production, still at a slower pace, due to the international crisis. Nevertheless, requests for reduction in power demand from industrial customers were not observed in the period, favoring the maintenance of the revenue level coming from this class.

1Q13 Results | May 09, 2013

3.1.1) Sales by Class – Concession Area

Note: in parentheses, the variation in percentage points from 1Q12 to 1Q13.

3.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	1Q13	1Q12	Var.
Residential	3,932	3,631	8.3%
Industrial	2,204	2,406	-8.4%
Commercial	2,283	2,187	4.4%
Others	1,996	1,997	0.0%
Total	10,414	10,220	1.9%

Note: The tables with captive market sales by distributor are attached to this report in item 13.11.

3.1.3) TUSD

TUSD - GWh
	1Q13	1Q12	Var.
Industrial	3,879	3,587	8.1%
Commercial	157	109	44.4%
Others	41	22	84.9%
Total	4,077	3,718	9.6%

1Q13 Results | May 09, 2013

TUSD by Distributor - GWh
	1Q13	1Q12	Var.
CPFL Paulista	1,984	1,832	8.3%
CPFL Piratininga	1,537	1,405	9.4%
RGE	469	412	13.6%
CPFL Santa Cruz	11	7	49.3%
CPFL Jaguari	27	24	12.3%
CPFL Mococa	7	1	341.1%
CPFL Leste Paulista	14	12	14.6%
CPFL Sul Paulista	28	24	18.9%
Total	4,077	3,718	9.6%

3.2) Commercialization and Generation Sales – Excluding Related Parties

Disregarding the changes in accounting standards (IFRS 11/CPC 19 (R2)), which state that companies treated as jointly-controlled companies are no longer proportionally consolidated in the financial statements, but by equity method, commercialization and generation sales grew 14.2% to 4,322 GWh in 1Q13.

Commercialization and Generation Sales - GWh - pro forma
	1Q13	1Q12	Var.
Renewable	693	447	55.0%
Commercialization and Conventional Generation	3,630	3,339	8.7%
Total	4,322	3,786	14.2%

Note: Excludes sales to related parties and in the CCEE. Considers proportional consolidation of jointly-controlled companies (old accounting criteria): Foz do Chapecó, Baesa, Enercan and Epasa. Considers the provision adjustment of -13 GWh in 1T13 and +39 GWh in 1Q12.

This variation is due to the following factors: (i) increased sales of CPFL Renováveis, mainly due to the entry of Santa Clara and Bons Ventos wind farms and Salto Goes SHPP;  (ii) higher volume of energy generated by EPASA, which was dispatched in 1Q13 by energetic safety reasons; and (iii) increase in sales to free customers in the Commercialization segment, due to the increase in the number of customers in the portfolio (from 172 in 1Q12 to 262 in 1Q13), mainly customers located outside CPFL Energia’s concession area (65 in 1Q13 compared to 38 in 1Q12),  which reflects the Group's strategy to perform in national scale.

1Q13 Results | May 09, 2013

4) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described bellow. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of March 31, 2013 and 2012, and December 31, 2012, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries Ceran, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of S. Paulo	234	3,916	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of S. Paulo	27	1,541	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	253	1,366	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	192	16 years	July 2015
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	7	53	16 years	July 2015
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of S. Paulo	2	35	16 years	July 2015
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of S. Paulo	5	78	16 years	July 2015
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	43	16 years	July 2015

Energy generation (Conventional and Renewable sources)[1]	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity	
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo, Goiás and Minas Gerais	1 Hydroelectric, 2 SHPs and 1 Thermal	695 MW	695 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó")[2]	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")[2]	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")[2]	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")[2]	Private corporation	Indirect 52.75%	Paraíba	2 Thermals	342 MW	180 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93%[3]	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 63%	São Paulo, Minas Gerais, Mato Grosso, Santa Catarina, Ceará, Rio Grande do Norte, Paraná and Rio Grande do Sul	See item 12.4.2	See item 12.4.2	See item 12.4.2

Notes:

(1)     Does not include the 24 MW of installed capacity equivalent to the 9 Small Hydroelectric Power Plants of the distribution companies: Companhia Leste Paulista de Energia (CPFL Leste Paulista), Companhia Sul Paulista de Energia (CPFL Sul Paulista), Companhia Jaguari de Energia (CPFL Jaguari) and Companhia Luz e Força Mococa (CPFL Mococa);

(2)     Due to changes in the accounting standards, these companies are treated as joint arrangements and as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements. Their assets, liabilities and results are accounted for using the equity method of accounting;

(3)       Paulista Lajeado has a 7% stake in the installed capacity of Investco S.A..

1Q13 Results | May 09, 2013

4.1) Consolidation of CPFL Renováveis Financial Statements

CPFL Energia indirectly holds 63.0% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

1Q13 Results | May 09, 2013

5) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA ( Pro-forma - R$ Thousands)
	1Q13	1Q12	Var.
Gross Revenues (IFRS)(1)	4,713,359	4,743,191	-0.6%
Gross Revenues (IFRS + Conventional Generation Consolidation)(1)	5,027,825	5,042,116	-0.3%
Gross Revenues (IFRS + Conventional Generation Consolidation + Regulatory Assets & Liabilities - Non Recurring)(1)	4,971,987	5,012,501	-0.8%
Net Revenues (IFRS)(1)	3,456,798	3,122,873	10.7%
Net Revenues (IFRS + Generation Proportional Consolidation)(1)	3,508,591	3,151,679	11.3%
Net Revenues (IFRS + Generation Proportional Consolidation + Regulatory Assets & Liabilities - Non Recurring)(1)	3,604,217	3,041,775	18.5%
Cost of Electric Power	(1,827,481)	(1,665,729)	9.7%
Operating Costs & Expenses	(1,104,388)	(898,376)	22.9%
EBIT	835,350	856,884	-2.5%
EBITDA (IFRS)(2)	1,054,968	978,915	7.8%
EBITDA (IFRS + Generation Proportional Consolidation - Non-Recurring)	1,125,628	1,075,223	4.7%
EBITDA (IFRS + Generation Proportional Consolidation + Regulatory Assets & Liabilities - Non Recurring)(3)	1,131,175	1,059,038	6.8%
Financial Income (Expense)	(181,583)	(214,547)	-15.4%
Income Before Taxes	653,767	642,337	1.8%
Net Income (IFRS)	405,303	412,609	-1.8%
Net Income (IFRS + Generation Proportional Consolidation)	405,303	412,609	-1.8%
Net Income (IFRS + Generation Proportional Consolidation + Regulatory Assets & Liabilities - Non-Recurring)(4)	410,435	399,243	2.8%

Notes:

(1)    Disregard construction revenues;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(3)    EBITDA (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers, besides the items mentioned above, the regulatory assets and liabilities, and excludes the non-recurring effects;

(4)    Net Income (IFRS + Regulatory Assets & Liabilitites – Non-recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects.

ADJUSTMENTS ON FINANCIAL STATEMENTS, FOR COMPARISON PURPOSES (In Millions of Reais)	EBITDA		Net Income
	1Q13	1Q12	1Q13	1Q12
Reported amount (A) - IFRS	1,055	978.9	405.3	412.6
Consolidation of jointly-controlled subsidiaries (Conventional Generation) (B)	70.7	96.3	-	-
IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation) (C = A+ B)	1,125.6	1,075.2	405.3	(0.0)
(-) Non-recurring effects
Non-recurring increase on the legal and judicial expenses and indemnities	(73.2)		(48.3)
Exposure to Energy Reallocation Mechanism ("MRE") - Generation Scaling Factor (GSF)	(66.3)		(43.8)
Asset write-off (Epasa)	(12.5)		(8.3)
Technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09		(5.2)		(3.5)
(=) Total non-recurring effects (B)	(152.1)	(5.2)	(100.4)	(3.5)
(+) Regulatory Assets and Liabilities (C)	(146.5)	(21.4)	(95.3)	(15.6)
(=) Total adjustments (F= E - D)	5.5	(16.2)	5.1	(12.1)
Adjusted amount (C + F)	1,131.2	1,059.0	410.4	399.2

1Q13 Results | May 09, 2013

5.1) Operating Revenue

Gross operating revenue (IFRS + Conventional Generation Proportional Consolidation + Construction Revenue) in 1Q13 reached R$ 5,028 million, representing a reduction of 0,29% (R$ 14 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue (IFRS + Conventional Generation Proportional Consolidation) would have amounted to 4,769 million, a reduction of 0.1% (R$ 4 million).

The upturn in gross operating revenue was mainly caused by the following factors:

•         Increase of 1.9% in the sales volume to the captive market, in the amount of R$ 101 million (market + mix);

•         Average tariff adjustment of -12,57% in the distribution companies, for the period between 1Q12 and 1Q13, in the amount of R$ 503 million due to MP 579/2012 (converted into 12.783 law in January 2013), through which, ANEEL approved the result of the extraordinary tariff revision (RTE) of 2013, applied to the consumption from January 24, 2013, onwards. In this extraordinary review electricity quotas from generating plants that renewed their concession contracts were incorporated. The total energy coming from these plants was divided into quotas for the distributors. The effects of RGR and CCC extinctions, CDE reduction and reduction of transmission costs were also included;

•         Gross revenue of free clients’ TUSD reducted 24% (R$ 83 million);

•         Increase of R$ 22 million in Revenue Others;

•         Resources from the CDE in the amount of R$ 118 million as provided by the Provisional Measure No. 579 of September 11, 2012 (converted into Law No. 12,783 of January 11, 2013) which determined that the resources related to low income subsidy and other tariff discounts became fully subsidized by funds from the CDE. In the first quarter of 2013, revenue of R$ 118 million was recorded, of which R$ 21 million related to the low income subsidy and R$ 97 million relating to other tariff discounts;

•         Additional gross revenue from CPFL Renováveis, in the amount of R$ 101 million. Part of the sales of these projects is made to companies within the Group, being the corresponding revenue eliminated in the CPFL Energia consolidation. The additional revenue of CPFL Renováveis, net of PIS and Cofins taxes and eliminations, was of R$ 75 million;

•         Increase in the revenue from the Segment of Conventional Generation, in the amount of R$ 72 million, due to the following factors:

            (i)        Increase in the revenue from Epasa, in the amount of R$ 48 million, due to the dispatch in the thermoelectric facilities determined by ONS in the first months of 2013 and to the financial settlement based on the PLD related to the purchase for coverage;

           (ii)        Increase in the revenue arising from ENERCAN and BAESA,  in the amount of R$ 23 million, due to higher energy sales tied to the power plants’ contracts;

•        Increase in the revenue from the Segment of Commercialization and Services, in the amount of R$ 168 million.

Deductions from the gross operating revenue were R$ 1,260 million, representing a decrease of 22.2% (R$ 361 million), due to the decreases:

            (i)        of 4.6% in ICMS tax (R$ 35.9 million);

           (ii)        of 6.6% in PIS/COFINS taxes (R$ 28.0 million);

1Q13 Results | May 09, 2013

          (iii)        of 73.4% in CDE sector charge (R$ 107.3 million);

         (iv)        of 17.0% in the value related to the R&D and energy efficiency program (R$ 6.6 million);

          (v)        of 99.9% in the global reversal reserve - RGR (R$ 26.6 million); and

         (vi)        of 82.4% in CCC sector charge (R$ 160.9 million),

Partially compensaded by Proinfa’s increase of 31.7% (R$ 5.2 million).

The decrease of 6.6% (R$ 28.0 million) in the PIS and Cofins was partially offset by effect of the recording (in the amount of R$ 31.8 million) of PIS and Cofins taxes credits on the depreciation and amortization of the distribution companies. In 1Q12, theses credits were registered in the “depreciation and amortization” expenses line and, in 1Q13, they were registered in the “deductions from the operating revenue” line for better accounting purposes.

Net operating revenue (IFRS + Conventional Generation Proportional Consolidation + Construction Revenue) reached R$ 3,767 million in 1Q13, representing an increase of 10.1% (R$ 346 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue (IFRS + Conventional Generation Proportional Consolidation) would have amounted to 3,509 million, an increase of 11.3% (R$ 357 million).

5.2) Cost of Electric Energy

The Decree No 7945 promoted some changes on energy contracting and on the Energy Development Account (CDE), wich is a sector charge. In relation to contracting of energy, Decree 7945 (i) reduced the minimum term from three years to one, as from the start of the energy supply, for commercialization contracts for electric energy provided by existing ventures and (ii) increased the pass-through of the distributors’  electric energy acquisition costs to the final consumers from one hundred and three to one hundred and five percent of the total amount of electric energy contracted in relation to the distributor’s annual supply load.

The Decree amended the objectives of the CDE, and introduced the pass-through of CDE funds to the distribution concessionaires in relation to the following costs:

                    (i)        exposure in the short-term market of the hydroelectric power plants contracted under a system of physical guarantee of electric energy and power quotas, due to inadequate allocation of generation in the scope of the Energy Relocation Mechanism – MRE (Hydrological Risk);

                  (ii)        exposure of the distributors in the short-term market, due to insufficient contractual support for the load distributed, in relation to the amount of replacement not recontracted as a result of non-participation in the extension of the electric energy generation concessions (Involuntary exposure);

                 (iii)        the additional cost related to activation of thermoelectric plants without respecting the order of merit by decision of the Electrical Sector Monitoring Committee – CMSE (ESS – Energy Security);

                 (iv)        and the full or partial amount of the accumulated positive balance in the CVA (compensation mechanism) account, for the system service charge and energy purchased for resale (CVA ESS and Energy).

The cost of electric energy (IFRS + Conventional Generation Proportional Consolidation), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,827 million in 1Q13, representing an increase of 9.7% (R$ 162 million).

•      The cost of electric power purchased for resale in 1Q13 was R$ 1,691 million, representing an increase of 28,3% (R$ 374 million), due to the following effects:

1Q13 Results | May 09, 2013

            (i)     Increase in the cost of energy purchased through auction in the regulated environment (R$ 644 million), caused by the increases of 62.6% in the average purchase price, partially compensaded by a decrease of 1.7% (175 GWh) in the volume of purchased energy;

           (ii)    Increase in the cost of short-term energy purchase (R$ 143 million) due to the increase of 219.6% in the average purchase price and also de increase of 2.5% (28 GWh) in the quantity of the energy purchased. In part, this increase is cause by the exposure to the Energy Reallocatin Mechanism (“MRE”) – Generation Scaling Factor (GSF) - (R$ 66 million) – Non-recurring;

         (iii)   Increase in the cost of energy from Itaipu (R$ 44 million), mainly due to the 19.2% increase in the average purchase price;

        (iv)   Increase in the PROINFA cost (R$ 5 million), due to the 17.0% increase in the average purchase price, partially offset by the decrease of 7.7% (20 GWh) in the volume of purchased energy.

Partially offset by:

       (v)   Resources from the CDE in the amount of R$ 432 million, according to the Decree No 7945;

      (vi)   Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 31 million);

•         Charges for the use of the transmission and distribution system reached R$ 136 million in 1Q13, a 60,9% decrease (R$ 212 million), due to the following factors:

                   (i)         Increase of 734.9% in the system service usage charges – ESS (R$ 215 million), mainly due to the increases of R$ 109 million in CPFL Paulista, R$ 45 million in RGE and R$ 47 million in CPFL Piratininga;

                  (ii)         Decrease in PIS and Cofins tax credits, generated from the tax charges (R$ 22 million);

Partially offsetting:

                 (iii)        Resources from the CDE in the amount of R$ 266 million, according to the Decree No 7945;

                (iv)        Decrease of 52.0% in the basic network charges (R$ 149 million), mainly due to the decreases of 58.8% (R$ 80 million) in CPFL Paulista, of 49.0% in RGE (R$ 24 million) and of 56.4% (R$ 37 million) in CPFL Piratininga due to the MP 579/2012 (converted into Law No 12783 in January 2013), wich caused a reduction in the transmission costs;

                 (v)        Decrease of 63.2% in Itaipu charges (R$ 15 million);

                (vi)        Reduction of R$ 13 million in the energy reserve charges;

               (vii)        Decrease of 38.1% in the conection charges (R$ 7 million).

5.3) Operating Costs and Expenses

Operating costs and expenses (IFRS + Conventional Generation Proportional Consolidation + Construction Cost) were R$ 1,104 million in 1Q13, registering an increase of 22.9% (R$ 206 million), due to the following factors:

•      Reduction of 4.0% (R$ 11 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 259 million in 1Q13, has its counterpart in the “operating revenue”;

•         The Private Pension Fund item, which represented a revenue of R$ 3 million in 1Q12, due to the change in practice and impact of the revision of CPC 33 - Employee benefits, now being adopted as of January 1, 2013, has come to represent an expense of R$ 8 million in 1Q12. In 1Q13, this expense increased to R$ 21 million, resulting in a negative variation of R$ 12 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report;

1Q13 Results | May 09, 2013

•      Depreciation and Amortization (IFRS + Conventional Generation Proportional Consolidation + Construction Cost), which represented a net increase of 33.0% (R$ 72 million), mainly due to the following factors:

              (i)       Additional of CPFL Renováveis, in the amount of R$ 37 million;

             (ii)       Increase in the Distribution Segment, in the amount of R$ 39 million, mainly due to the following factors:

✓  The recording effect, in the amount of R$ 27 million, of PIS and Cofins tax credits on the depreciation and amortization. In 1Q12, these credits were registered in the “depreciation and amortization” expenses line and, in 1Q13, they were registered in the “deductions from the operating revenue” line for better accounting purposes;

✓  Increase of R$ 11 million due to the increase in amortization of the distribution infrastructure intangible due to new investments;

Partially offset by:

            (iii)       Reduction of 4.3% in the Conventional Generation Segment, in the amount of R$ 3 million.

•      The PMSO item (IFRS + Conventional Generation Proportional Consolidation + Construction Cost), that reached R$ 535 million in 1Q13, compared to R$ 402 million in 1Q12, registering an incrase of 32.9% (R$ 132 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 1Q12):

              (i)       Non-recurring  increase in the legal and judicial expenses and indemnities (R$ 73 million);

             (ii)       Non-recurring  increase related to the assets write-off in EPASA (R$ 13 million);

            (iii)       Non-recurring  increase related to the physical inventory of assets, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 1Q12 (R$ 5 million);

           (iv)       Additional PMSO of CPFL Renováveis (R$ 13 million);

            (v)       Additional PMSO related to the expansion of the activities of CPFL Serviços, CPFL Atende, CPFL Total and Nect (R$ 4 million);

           (vi)       Additional expenses of materials relating to the purchase of fuel oil by Epasa, due to the dispatch of the thermoelectric facilities (R$ 17 million).

Excluding these effects, PMSO for 1Q13 would have totaled R$ 349 million, compared to R$ 331 million in 1Q12, an increase of 5.2% (R$ 17 million), compared to the IGP-M index of 8.1% (price variation between March 31, 2012 and March 31, 2013).

1Q13 Results | May 09, 2013

MANAGEMENT ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	1Q13	1Q12	Variation
			R$ MM	%
Reported PMSO (IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation)
Personnel	(180.5)	(158.9)	(21.6)	13.6%
Material	(45.1)	(25.5)	(19.6)	76.9%
Outsourced Services	(127.3)	(132.0)	4.7	-3.6%
Other Operating Costs/Expenses	(182.1)	(86.0)	(96.1)	111.7%
Reported PMSO (IFRS + Consolidation of jointly-controlled subsidiaries (Conventional Generation) - (A)	(534.9)	(402.4)	(132.5)	32.9%
Non-recurring effects
Non-recurring increase on the legal and judicial expenses and indemnities	(73.2)		(73.2)
Asset write-off (Epasa)	(12.5)		(12.5)
Technical reports in the distribution companies, related to the physical inventory of assets and the implementation of the Manual for the Equity Control in the Power Sector, in accordance with Aneel’s Resolution No.367/09		(5.2)	5.2
(=) Total non-recurring effects (B)	(85.8)	(5.2)	(80.5)	-
Other adjustments (that need to be excluded for comparison purposes)
Additional PMSO of CPFL Renováveis	(45.5)	(32.2)	(13.3)
PMSO related to the business expansion of CPFL Serviços, CPFL Atende, CPFL Total and Nect	(35.4)	(31.4)	(4.0)
Additional material expenses related to the oil acquisition by Epasa	(19.6)	(2.1)	(17.5)
(=) Total other adjustments (C)	(100.4)	(65.7)	(34.8)	-
Adjusted PMSO
Personnel	(147.7)	(134.8)	(12.9)	9.6%
Material	(20.6)	(20.1)	(0.5)	2.4%
Outsourced Services	(94.5)	(95.5)	1.0	-1.1%
Other Operating Costs/Expenses	(85.8)	(80.7)	(5.1)	6.3%
Total adjusted PMSO (A - B - C)	(348.7)	(331.5)	(17.3)	5.2%

The main factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

             (i)       Personnel expenses, which reported a net increase of 9.6% (R$ 12.9 million), mainly due to: (i) the 2012 Collective Bargaining Agreement, that readjusted the wages by 6.30% in the average (R$ 6.6 million); (ii) personnel dismissal (R$ 1.0 million); (iii) the increase in benefits (R$ 3.1 million); and (iv) other increases (R$ 2.2 million);

            (ii)       Other operating costs/expenses, which registered an increase of 6.3% (R$ 5 million), mainly due to the following increase:

✓  CPFL Paulista (R$ 6.0 million), due to the loss in disposal/retirement of assets.

1Q13 Results | May 09, 2013

5.4) Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented an additional cost of R$ 147 million in 1Q13 and of R$ 21 million in 1Q12 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

5.5) EBITDA

1Q13 EBITDA  (IFRS + Conventional Generation Proportional Consolidation) reached R$ 1,126 million, registering an increase of 4.7% reduction (R$ 50 million).

Considering the proportional consolidation of the conventional generation projects, the regulatory assets and liabilities, excluding the non-recurring effects, the recurring EBITDA (IFRS + Conventional Generation Proportional Consolidation + Regulatory Assets and Liabilities – Non-recurring) totaled R$ 1,131 million in 1Q13, compared to R$ 1,059 million in 1Q12, an increase of 6.8% (R$ 72 million).

5.6) Financial Result

The 1Q13 net financial expense (IFRS + Conventional Generation Proportional Consolidation) was of R$ 182 million, a 15.3% reduction (R$ 33 million) compared with the net financial expense of R$ 215 million reported in 1Q12.

The items explaining these changes are as follows:

•         Financial Revenues: increase of 12.3% (R$ 18 million), from R$ 144 million in 1Q12 to R$ 161 million in 1Q13, mainly due to the following factors:

✓     Financial Revenue in the Distribution Companies due to the monetary update of the financial asset (R$ 31 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa)

✓      Increase in the additions and delay fines, tax credits and monetary update (R$ 6 million);

✓      Increase in the financial revenues others (R$ 3 million).

Partially offset by:

✓      Reduction in the income from financial investments (R$ 16 million), due to the reduction in the CDI Interbank rate and the cash equivalents;

✓      Reduction in the updates of judicial deposits (R$ 6 million), mainly due to the reduction in the indexes used to update these items;

•         Financial Expenses: decrease of 4.2% (R$ 15 million), from R$ 358 million in 1Q12 to R$ 343 million in 1Q13, mainly due to the following factors:

         (i)    Decrease of debt of charge (R$ 47 million)

        (ii)    Decrease in the monetary and foreign exchange updates (R$ 12 million), mainly due to the reduction in the indexes used to update the debt;

Partially offset by:

       (iii)    Financial expenses from CPFL Renováveis, in the amount of R$ 43 million, mainly due to:

1Q13 Results | May 09, 2013

✓      The new operating assets, resulting from the acquisition of Jantus, whose results have been accounted for CPFL Renováveis since December 2011;

✓      The acquisitions of Bons Ventos wind farms (157.5 MW) in June 2012, and the assets of biomass cogeneration of Ester thermoelectric facility (40 MW) in October 2012;

✓      The beginning of operations of Bio Ipê and Bio Pedra thermoelectric facilities in May 2012;

✓      The beginning of operations of Santa Clara wind farms (188 MW) in July 2012.

5.7) Net Income

Net income (IFRS + Conventional Generation Proportional Consolidation) in 1Q13 was R$ 405 million, a decrease of 1.7% (R$ 7 million). This result reflects: (i) the higher expense related to the purchase of energy and to the energy charges, due to the higher dispatch of the thermoelectric facilities occurred during the quarter, and that resulted in the EBITDA (IFRS) decrease of R$ 50 million; and (ii) the higher depreciation and amortization expense, due to the beginning of operations of several projects at CPFL Renováveis.

Excluding the amount related to the non-controlling shareholders, the net income (IFRS + Conventional Generation Proportional Consolidation) in 1Q13 was R$ 406 million, a decrease of 1.3% (R$ 5 million), compared to the net income of R$ 411 million in 1Q12.

Considering the proportional consolidation of the conventional generation projects, the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the total net income (IFRS + Conventional Generation Proportional Consolidation + Regulatory Assets and Liabilities – Non-recurring) would have totaled R$ 410 million in 1Q13, comparared to R$ 399 million in 1Q12, an increase of 2.8% (R$ 11 million).

6) DEBT

6.1) Financial Debt (Including Hedge)

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

CPFL Energia’s financial debt (including hedge) reached R$ 15,693 million in 1Q13, increase of R$ 3,835 million, or 32.3%, compared to 1Q12. This increase in net debt is mainly a reflection of:

•        the consolidation of 100% of the debt of CPFL Renováveis (principal + charges), which has added around R$ 2,010 million to the consolidated indebtedness of CPFL Energia. Part of these funds, around R$ 524 million, was assumed through the acquisitions of Bons Ventos wind farms and Ester cogeneration assets in the period. The remaining amount, which totaled around R$ 1,486 million, occurred through funding for the payment of these acquisitions, as well as for the construction of several greenfield projects;

1Q13 Results | May 09, 2013

•         the increase in indebtedness due to the funding, net of amortizations, in the amount of R$ 1,785 million, in CPFL Energia (Holding) and the other Group companies (conventional generation, distribution and commercialization segments);

•         the increase in the other charges and monetary and exchange rate updates (net of hedge) in the period, in the amount of R$ 40 million.

The main contributing funding and amortizations to the variation in the balance of financial debt described above were:

•         CPFL Renováveis: funding, net of amortizations, in the amount of R$ 1,486 million, and debt assumptions in the amount of R$ 524 million:

+      Debentures issuance by CPFL Renováveis (1st Issue of R$ 430 million);

+      Funding of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 254 million;

+      Funding related to the acquisition of Bons Ventos (operation with redeemable preferred shares), in the amount of R$ 400 million;

+      Promissory notes issuance by Atlântica Wind Complex, in the amount of R$ 230 million;

+      Funding of BNDES financing for Salto Góes Small Hydroelectric Power Plant, in the amount of R$ 70 million;

+      Funding of BNDES financing for Coopcana and Alvorada Thermoelectric Power Plants, in the amount of R$ 98 million;

+      Funding of BNDES financing for Macacos I Win Farms (Macacos, Pedra Preta, Costa Branca e Juremas), in the amount of R$ 116 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source CPFL), in the amount of R$ 47 million;

-      Amortizations of BNDES financing for CPFL Renováveis (source ERSA), in the amount of R$ 43 million;

-      Amortization related to the operation with redeemable shares (Alto Irani and Plano Alto Small Hydro Power Plants), in the amount of R$ 22 million;

+      Indebtedness from the acquisition of Bons Ventos by CPFL Renováveis, in the amount of R$ 471 million, of which R$ 209 million are related to BNDES financing, R$ 180 million are related to BNB financing and R$ 82 million are related to NIB (Nordic Investment Bank) financing;

+      Indebtedness from the acquisition of Ester Thermoelectric Power Plant by CPFL Renováveis, in the amount of R$ 53 million, related to BNDES financing.

•         Group’s Distributors: funding (BNDES and other financial institutions), net of amortizations, totaling R$ 2,026 million:

+      Debentures issuance by CPFL Paulista (6th Issue of R$ 660 million and 7th Issue of R$ 505 million), CPFL Piratininga (6th Issue of R$ 110 million and 7th Issue of R$ 235 million) and RGE (6th Issue of R$ 500 million and 7th Issue of R$ 170 million);

+      Funding of financing, through Law No. 4131/62, for CPFL Paulista (R$ 49 million), CPFL Piratininga (R$ 64 million), RGE (R$ 223 million), CPFL Santa Cruz (R$ 20 million), CPFL Leste Paulista (R$ 25 million), CPFL Sul Paulista (R$ 21 million), CPFL Jaguari (R$ 13 million) and CPFL Mococa (R$ 11 million);

1Q13 Results | May 09, 2013

+      Funding of working capital by CPFL Jaguari (R$ 19 million), CPFL Leste Paulista (R$ 9 million) and CPFL Mococa (R$ 6 million);

+      Funding, net of amortizations, of BNDES financing for Group’s Distributors, totaling R$ 269 million;

-      Amortizations of the principal of RGE (3rd Issue of R$ 127 million) and CPFL Paulista’s debentures (3rd Issue of R$ 427 million);

-      Amortizations of financing for CPFL Paulista (R$ 124 million), CPFL Piratininga (R$ 14 million), RGE (R$ 123 million), CPFL Santa Cruz (R$ 11 million), CPFL Leste Paulista (R$ 17 million), CPFL Sul Paulista (R$ 10 million), CPFL Jaguari (R$ 4 million) and CPFL Mococa (R$ 6 million);

-      Other amortizations, net of funding, in the amount of R$ 20 million.

•         CPFL Geração and CERAN:

-      Amortizations of BNDES financing for CPFL Geração (R$ 49 million) and CERAN (R$ 55 million).

•         CPFL Brasil and CPFL Serviços: funding, net of amortizations, totaling R$ 13 million:

+      Funding of working capital by CPFL Serviços (R$ 8 million);

+      Funding of BNDES financing for CPFL Brasil (R$ 2 million) and CPFL Serviços (R$ 6 million);

-      Amortizations of BNDES financing for CPFL Brasil (R$ 3 million).

•         CPFL Energia (Holding):

-      Amortization of the principal of CPFL Energia’s debentures (3rd Issue of R$ 150 million).

CPFL Energia adopts a pre-funding strategy, anticipating funding for maturing debt within 18 to 24 months. The latest funding for this purpose were conducted in February 2013 through the issuance of debentures, in the total amount of R$ 910 million. Therefore, the company was capable of reducing the nominal cost of its debt by approximately 2.3 percentage point, to 8.4% p.a., as well as extending its debt profile by 7.1%, from 4.2 to 4.5 years.

1Q13 Results | May 09, 2013

Financial Debt - 1Q13 - IFRS (R$ Thousands)
	Charges		Principal		Total
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Local Currency
BNDES - Repowering	14	-	3,271	609	3,285	609	3,894
BNDES - Investment	23,285	-	657,882	3,799,060	681,167	3,799,060	4,480,227
BNDES - Income Assets	62	-	2,213	6,649	2,275	6,649	8,924
BNDES - Working Capital	88	-	20,771	-	20,859	-	20,859
Financial Institutions	110,017	41,316	633,574	1,271,314	743,591	1,312,630	2,056,221
Others	788	-	11,676	22,444	12,464	22,444	34,908
Subtotal	134,254	41,316	1,329,387	5,100,076	1,463,641	5,141,392	6,605,033

Foreign Currency
Financial Institutions	12,143	-	2,143	2,352,786	14,286	2,352,786	2,367,072
Subtotal	12,143	-	2,143	2,352,786	14,286	2,352,786	2,367,072

Debentures
CPFL Energia	1,548	-	150,000	150,000	151,548	150,000	301,548
CPFL Paulista	29,179	-	-	1,643,971	29,179	1,643,971	1,673,150
CPFL Piratininga	17,693	-	-	762,668	17,693	762,668	780,361
RGE	15,647	-	126,667	737,507	142,314	737,507	879,821
CPFL Santa Cruz	1,566	-	-	64,765	1,566	64,765	66,331
CPFL Brasil	5,873	-	-	227,383	5,873	227,383	233,256
CPFL Geração	55,006	-	-	2,030,517	55,006	2,030,517	2,085,523
CPFL Renováveis	14,862	-	33,950	1,091,950	48,812	1,091,950	1,140,762
Subtotal	141,374	-	310,617	6,708,761	451,991	6,708,761	7,160,752

Financial Debt	287,771	41,316	1,642,147	14,161,623	1,929,918	14,202,939	16,132,857

Hedge	-	-	-	-	(130)	(439,240)	(439,370)

Financial Debt Including Hedge	-	-	-	-	1,929,788	13,763,699	15,693,487
Percentage on total (%)	-	-	-	-	12.3%	87.7%	100%

Of the total indebtedness of R$ 15,693 million in 1Q13, R$ 13,764 million (87.7%) are considered long term and R$ 1,930 million (12.3%) are considered short term. In 1Q12, of the total of R$ 11,858 million, R$ 10,085 million (85.0%) are considered long term and R$ 1,773 million (15.0%) are considered short term.

The cash position at the end of 1Q13 has coverage ratio of 1.7x the amortizations of the next 12 months, enough to honor all amortization commitments until early 2Q14. Considering the contribution of R$ 371 million from the Energy Development Account (CDE) concerning the approval of CPFL Paulista’s tariff and expected to occur in May-13, the cash coverage would reach 1.9x the short-term amortizations.

6.2) Total Debt (Financial Debt + Hedge + Debt with the Private Pension Fund)

1Q13 Results | May 09, 2013

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

Total debt, comprising financial debt, hedge (asset/liability) and debt with the private pension fund, amounted to R$ 16,578 million in 1Q13, growth of 36.0%. The nominal average cost of debt fell from 10.7% p.a. in 1Q12 to 8.4% p.a. in 1Q13, due to the decrease in the CDI interbank rate (from 11.4% to 7.5%). (accrued rates in the last 12 months)

Debt Profile – IFRS – 1Q12

	R$	Swap
	Million

Banking	1,683	95.50% to 106.85% of CDI
Hedge	86	106.30% of CDI
14.8%	52	143.90% of CDI
	22	102.50% of CDI

		Revenue with foreign exchange component
Natural
Hedge	24
0.2%

Debt Profile – IFRS – 1Q13

	R$	Swap
	Million

	2,174	95.50% to 106.85% of CDI
Banking	146	108% of CDI
Hedge	52	176.2% of CDI
14.0%	13	95.78% of CDI

		Revenue with foreign exchange component
Natural
Hedge	34
0.2%

Note: PSI – Investment Support Program.

1Q13 Results | May 09, 2013

As a result of the funding operations and amortizations, considering the indexation after hedge, there was an increase in the portion prefixed-PSI (from 4.1%, in 1Q12, to 6.9%, in 1Q13) and tied to the IGP-M/IGP-DI (from 2.9%, in 1Q12, to 5.8%, in 1Q13), and a decrease in the portion tied to the CDI-pegged portion (from 66.7%, in 1Q12, to 65.0%, in 1Q13) and in the BNDES-TJLP-indexed portion (from 26.1%, in 1Q12, to 22.1%, in 1Q13).

The foreign-currency debt would have come to 14.3% of the total, if banking hedge operations had been excluded. Considering the contracted swap operations, which convert the indexation of debt in foreign-currency to the CDI, the effective foreign-currency debt is 0.2% (all of this possesses a natural hedge).

The portion of the debt tied to the IGP-M/IGP-DI is related mostly to the debt with the private pension fund. In 1Q13, due to changes in accounting practices in relation to the registration of pension plans (CPC 33), the Company recorded an additional liability of R$ 516 million against comprehensive income. So there was no movement of this amount through the result.

Debt Profile – Pro-forma (*) – Indexation After Hedge – 1Q13 vs. 1Q12

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

1Q13 Results | May 09, 2013

6.3) Net Debt and Leverage

IFRS - R$ Thousands	1Q13	1Q12	Var.
Financial Debt (including hedge)	(15,693,489)	(11,858,122)	32.3%
(+) Available Funds	2,772,012	2,672,493	3.7%
(=) Net Debt	(12,921,477)	(9,185,629)	40.7%

Pro forma (*) - R$ Thousands	1Q13	1Q12	Var.
Financial Debt (including hedge)	(17,306,292)	(13,621,893)	27.0%
(+) Available Funds	2,845,996	2,707,338	5.1%
(=) Net Debt	(14,460,296)	(10,914,555)	32.5%

Note: (*) Considering proportional consolidation of BAESA, ENERCAN, Foz do Chapecó and EPASA.

In 1Q13, net debt totaled R$ 12,921 million, an upturn of 40.7% or R$ 3,736 million, compared to net debt position at the end of 1Q12 in the amount of R$ 9,186 million. This increase is explained on the following factors:

•         Increase of R$ 3,835 million in the gross indebtedness, as described in the item 6.1;

•         Increase of R$ 100 million in the balance of the cash, from R$ 2,672 million in 1Q12 to R$ 2,772 million in 1Q13, mainly explained by:

          (i)        Cash generation of operating activities in the period: +R$ 1,582 million;

         (ii)        Payment of the acquisitions (Bons Ventos and Ester): -R$ 702 million;

        (iii)        Investments in the period: -R$ 2,439 million;

        (iv)        Net funding in the period: +R$ 3,067 million;

         (v)        Payment of dividends: -R$ 1,414 million;

        (vi)        Other movements: +R$ 6 million.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A", including the disbursement of R$ 371 million of the Energy Development Account (CDE) concerning the approval of CPFL Paulista’s tariff to be held in May-13, and the historic EBITDA of newly acquired projects, as Bons Ventos and Ester. As a result, adjusted net debt totaled R$ 12,475 million and adjusted EBITDA reached R$ 4,111 million, and the adjusted Net Debt / adjusted EBITDA at the end of 1Q13 reached 3.03x. Considering the net debt without adjustment and the IFRS reported EBITDA accumulated in 12 months up to the end of 1Q13 in the amount of R$ 3,867 million, the Company would have closed the quarter with a net leverage of 3.34x.

1Q13 Results | May 09, 2013

7) INVESTMENTS

In 1Q13, R$ 532 million were invested in business maintenance and expansion, of which R$ 233 million in distribution, R$ 296 million in generation (R$ 294 million of CPFL Renováveis) and R$ 3 million in commercialization and services.

Listed below are some of the main investments made by CPFL Energia in each segment:

            (i)   Distribution: strengthening and expanding the electricity system to keep pace with market growth, both in terms of energy sales and numbers of customers. Other allocations included electricity system maintenance and improvements, operational infrastructure, the upgrading of management and operational support systems, customer help services and research and development programs, among others;

           (ii)   Generation: chiefly focused on Alvorada and Coopcana Thermoelectric Power Plants, Campo dos Ventos II Wind Farm and Macacos I, Atlântica, Campo dos Ventos and São Benedito Wind Complexes, ongoing construction projects.

Investments Projected by the Group for the Next 5 Years

100% CPFL Renováveis and CERAN

(R$ million)

Note: (*) Considers 100% of CPFL Renováveis and CERAN and the proportional stake in the other generation projects.

1Q13 Results | May 09, 2013

8) DIVIDENDS

On April 30, 2013, dividends for the 2H12 were paid to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). The total declared amount was R$ 456 million, corresponding to R$ 0.473778718 per share.

Adding the amount of R$ 640 million, related to the 1H12 (paid in September 2012), the total declared amount for the full year of 2012 was R$ 1,096 million, corresponding to R$ 1.139118233 per share.

On May 07, 2013, dividends for the 2H12 were paid to holders of ADRs traded on the New York Stock Exchange (NYSE), in an amount corresponding to US$ 0.4621 per ADR.

CPFL Energia's Dividend Yield
	2H10	1H11	2H11	1H12	2H12
Dividend Yield - last 12 months (1)	6.9%	6.0%	7.1%	6.1%	4.6%

Note: (1) Based on the average of the closing quotations in each half year period.

The 2H12 dividend yield, calculated on the average of the closing quotations in the period (R$ 22.78 per share) is 2.1% (4.6% in the last 12 months).

Dividend Distribution – R$ Million

(*) Note: considering share price adjusted for reverse stock split and simultaneous stock split on June 29, 2011. Without dividends.

The declared amounts are in line with the Company’s dividend policy, which states that shareholders will receive at least 50% of adjusted half-yearly net income as dividends and/or interest on equity (IOE). CPFL Energia has presented a payout ratio close to 95% since its IPO, respecting the constitution of the legal reserve of 5%.

1Q13 Results | May 09, 2013

9) STOCK MARKET

9.1) Share Performance

CPFL Energia, which has a current free float of 30.5%, is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governace.

The shares closed the period priced at R$ 21.10 per share and US$ 20.94 per ADR, respectively (closing price in 28/03/2013).

Shares Performance – 1Q13 (with dividends)

In 1Q13, the shares depreciated 1.4% on the BM&FBOVESPA and 0.1% on the NYSE.

Shares Performance – Last 12M (with dividends)

In the last 12 months, the shares depreciated 18.6% on the BM&FBOVESPA and 26.6% on the NYSE.

1Q13 Results | May 09, 2013

9.2) Average Daily Volume

The daily trading volume in 1Q13 averaged R$ 38.5 million, of which R$ 20 million on the BM&FBOVESPA and R$ 18.4 million on the NYSE, 8.3% up on 1Q12. The number of trades on the BM&FBOVESPA increased by 56.7%, rising from a daily average of 2,512, in 1Q12, to 3,935, in 1Q13.

Note: Considers the sum of the average daily volume on the BM&FBOVESPA and the NYSE.

9.3) Ratings

In February 2013, Fitch and Standard & Poor's issued reports reaffirming their credit ratings for CPFL Energia. Therefore, the Company maintains the AA+ rating on the national scale, with stable perpective, by both agencies.

The following table shows the evolution of CPFL Energia’s corporate ratings:

Ratings of CPFL Energia - National Scale
Agency		2010	2011	2012	1Q13
Standard & Poor's	Rating	brAA+	brAA+	brAA+	brAA+
	Outlook	Stable	Stable	Stable	Stable
Fitch Ratings	Rating	AA+ (bra)	AA+ (bra)	AA+ (bra)	AA+ (bra)
	Outlook	Stable	Stable	Stable	Stable

Note: Close-of-period positions.

1Q13 Results | May 09, 2013

10) CORPORATE GOVERNANCE

CPFL Energia’s corporate governance model is based on four basic principles: transparency, equity, accountability and corporate responsibility, applied by all the companies in the Group.

CPFL Energia is listed on the segments of the highest governance level - the Novo Mercado of the BM&FBovespa and Level III ADRs on the New York Stock Exchange (NYSE). CPFL Energia’s capital stock is composed exclusively of common shares, and ensures 100% tag-along rights in the case of disposal of control.

The Board of Directors’ duties include defining the overall business guidelines and electing the Board of Executive Officers, among other responsibilities determined by the law and the Company’s Bylaws. Its rules were defined in the Board of Directors’ internal rules document. The Board is composed of one independent member and six members nominated by the controlling shareholders and all of them carry a one-year term of office, reelection being admitted. It normally meets once a month but may be convened whenever necessary. The Chairman and the Vice-Chairman are elected among the Board of Directors’ members and no member may serve on the Board of Executive Officers.

The Board of Directors constituted three committees and defined their competences in a sole Internal Rules. They are: the Human Resources Committee, Related Parties Committee and Management Processes Committee. Whenever necessary, ad hoc commissions are installed to advise the Board on such specific issues as: corporate governance, strategy, budgets, energy purchase, new operations and financial policies.

CPFL Energia maintains a permanent Fiscal Council comprising five members who also carry out the attributes of the Audit Committee foreseen in the Sarbanes Oxley Act and pursuant to the rules of the Securities and Exchange Commission (SEC). The Fiscal Council rules were defined in its internal rules document and in the Fiscal Council Guide.

During 2011, CPFL Energia’s Bylaws were adjusted to reflect the new Novo Mercado listing regulations. With the introduction of the Transformation Program, the composition and competences of the Board of Executive Officers also were changed, extinguishing the positions of three Executive Officers (Distribution, Generation and Power Sales) and creating the position of Chief Operations Officer and Chief Institutional Relations Officer. Thus, the number of departments reporting directly to the office of the Chief Executive Officer, including the Executive Officers, was reduced from 15 to nine, seeking a speedier, more modern and appropriate structure for the Group’s growth, as well as emphasizing a focus on more strategic operations, enhancing institutional relationship actions and making it possible to change the Company’s culture and decision-making processes.

The Board of Executive Officers is comprised of six Executive Officers, all with a two-year term of office, with reelection admitted. The Executive Officers represent the Company and manage its business in accordance with the lines of direction defined by the Board of Directors. The Chief Executive Officer is responsible for nominating the other statutory Executive Officers.

The guidelines and set of documents related to corporate governance are available at the Investor Relations website www.cpfl.com.br/ri.

1Q13 Results | May 09, 2013

11) CURRENT SHAREHOLDERS STRUCTURE – 03/31/2013

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

CAMARGO CORRÊA
24.4%2
PREVI
30.0%
Fundação CESP
PETROS
Sistel
SABESPREV
15.1%3
1
Free Float
30.5%
CPFL ENERGIA
DISTRIBUTION
100% cpfl paulista
100% cpfl piratininga
100% RGE
100% cpfl santa cruz
100% cpfl leste paulista
100% cpfl jaguari
100% cpfl sul paulista
100% cpfl mococa
COMMERCIALIZATION
100% cpfl brasil
100% cpfl meridional
99.95% cpfl sul geradora
100% cpfl cone sul
100% cpfl planalto
SERVICES
100% cpfl serviços
100% cpfl atende
100% CPFL TOTAL
100% Nect Serviços
GENERATION
100% cpfl geração
65% Ceran
25.01% BAESA
48.72% Enercan
52.75% Epasa 4
51% Foz do Chapecó
100% Jaguari
59.93% Paulista Lajeado
5.94% Investco
RENEWABLES
63.0%5
CPFL RENOVÁVEIS

Notes:

(1) Controlling shareholders;

(2) Includes the 0.1% stake of Camargo Corrêa S.A.;

(3) Includes the 0.2% stake of Petros and Sistel pension funds;

(4) Termoparaíba and Termonordeste Thermoelectric Facilities;

(5) CPFL Energia owns a 63.0% indirect interest in CPFL Renováveis through CPFL Geração.

11.1) Movement of Bound Shares within the Control Block of CPFL Energia

CPFL Energia has released, on March 28, 2013, a Material Fact informing that, pursuant to the Private Instrument of Concession of Successive Share Purchase and Sale Options and Other Covenants (“Purchase Option Agreement”), executed on July 17, 2002, the transaction involving the exercise of the purchase option (“Purchase Option Transaction”) of all the additional shares, corresponding to 4% (four percent) of the shares (“Shares”) bound by the Shareholders’ Agreement of CPFL Energia (“Bound Shares”), held by Energia São Paulo Fundo de Investimento em Ações (“Energia SP FIA”), the lawful successor of Bonaire Participações S.A. (“Bonaire”), was concluded.

During said Purchase Option Transaction, on March 25, 2013, Camargo Corrêa S.A. (“CCSA”) sold eleven million, eight hundred and four thousand, five hundred and thirty (11,804,530) Bound Shares and Caixa de Previdência dos Funcionários do Banco do Brasil (“PREVI”) sold nine million, eight hundred and ninety-seven thousand, eight hundred and sixty (9,897,860) Bound Shares to Energia SP FIA.

On the same date (March 25, 2013), VBC Energia S.A. (“VBC”) transferred to ESC Energia S.A. (“ESC Energia”), nine million, eight hundred and ninety-seven thousand, eight hundred and sixty (9,897,860) Bound Shares as payment of the capital increase. VBC and ESC Energia are companies belonging to the Camargo Corrêa Group and ESC Energia is a wholly-owned subsidiary of VBC.

1Q13 Results | May 09, 2013

11.2) Corporate Restructuring CPFL Brasil and CPFL Geração

CPFL Energia has released, on March 28, 2013, a Material Fact informing that, in order to centralize the power generation activities in CPFL Geração, a partial spin-off (“Operation”) of CPFL Comercialização Brasil S.A. (“CPFL Brasil”) was carried out on this date, which resulted in the transfer to CPFL Geração of assets and liabilities (“Net Worth”) related to the interest of 27.51% (twenty-seven point five one percent) held by CPFL Brasil in CPFL Energias Renováveis S.A. (“CPFL Renováveis”), as a result of which CPFL Geração now holds 63% (sixty-three percent) interest in the capital stock of CPFL Renováveis.

With the conclusion of the Operation, the shares issued by CPFL Renováveis, which are the object of the Operation, will continue to be governed by the provisions of the Shareholders’ Agreement of CPFL Renováveis (“Agreement”), and CPFL Brasil and CPFL Geração will be jointly and severally liable for the obligations assumed, pursuant to sub-clause 10.2 of said Agreement.

1Q13 Results | May 09, 2013

12) PERFORMANCE OF THE BUSINESS SEGMENTS

12.1) Distribution Segment

12.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	1Q13	1Q12	Var.
Gross Operational Revenues (IFRS)(1)	3,830,595	4,164,860	-8.0%
Gross Operational Revenues (IFRS + Regulatory Assets & Liabilities - Non Recurring)(1)	3,924,003	4,029,369	-2.6%
Net Revenues (IFRS)(1)	2,657,310	2,599,423	2.2%
Net Revenues (IFRS + Regulatory Assets & Liabilities - Non Recurring)(1)	2,752,937	2,489,520	10.6%
Cost of Electric Power	(1,505,974)	(1,651,566)	-8.8%
Operating Costs & Expenses	(785,219)	(668,130)	17.5%
EBIT	624,745	549,036	13.8%
EBITDA (IFRS)(2)	733,538	619,267	18.5%
EBITDA (IFRS + Regulatory Assets & Liabilities - Non-Recurring)(3)	660,243	603,083	9.5%
Financial Income (Expense)	(18,375)	(62,510)	-70.6%
Income Before Taxes	606,370	486,526	24.6%
Net Income (IFRS)	397,930	315,555	26.1%
Net Income (IFRS + Regulatory Assets & Liabilities - Non-Recurring)(4)	351,023	303,450	15.7%

Notes:

(1)    Excludes Construction Revenue;

(2)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(3)    EBITDA (IFRS + Regulatory Assets & Liabilitites - Non-Recurring) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the non-recurring effects;

(4)    Net Income (IFRS + Regulatory Assets & Liabilitites - Non-Recurring) considers the regulatory assets and liabilities and excludes the non-recurring effects;

(5)    The distributors’ financial performance tables are attached to this report in item 13.9.

Operating Revenue

Gross operating revenue (IFRS + construction revenue) in 1Q13 reached R$ 4,089 million, representing a reduction of 7.8% (R$ 345 million). Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), gross operating revenue would have amounted to 3,831 million, a reduction of 8.0% (R$ 334 million).

The downturn in gross operating revenue was mainly caused by the following factors:

•         Increase of 1.9% in the sales volume to the captive market, in the amount of R$ 101 million (market + mix);

•         Negative average tariff adjustment of -12.57% in the distribution companies, for the period between 1Q12 and 1Q13, in the amount of R$ 503 million due to the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which ANEEL approved the result of the extraordinary tariff review ("RTE") of 2013, applied to the consumption as of January 24, 2013. The electric energy quotas of the generating plants that renewed their concession contracts were incorporated in this extraordinary review. The total of energy coming from these plants was divided into quotas for the distributors. The effects of extinctions of RGR and CCC, and the reductions of CDE and transmission costs were also computed;

•         Reduction  of 24.0% (R$ 83 million) in the gross revenue of TUSD from free customers;

•         Increase of R$ 22 million in Other Revenues;

•         Resources from the CDE in the amount of R$ 118 million as provided by the Provisional Measure No. 579 of September 11, 2012 (converted into Law No. 12,783 of January 11, 2013) which determined that the resources related to low income subsidy and other tariff discounts became fully subsidized by funds from the CDE. In the first quarter of 2013, revenue of R$ 118 million was recorded, of which R$ 21 million related to the low income subsidy and R$ 97 million relating to other tariff discounts;

1Q13 Results | May 09, 2013

Deductions from the gross operating revenue were R$ 1,173 million, representing a reduction of 25.1% (R$ 392 million), due to the following reductions:

            (i)        of 82.4% in the CCC sector charge (R$ 161 million);

           (ii)        of 73.4% in CDE sector charge (R$ 107 million);

          (iii)        of 15.4% in PIS/COFINS taxes (R$ 59 million);

         (iv)        of 4.9% in ICMS tax (R$ 37 million);

          (v)        of 100.0% in the global reversal reserve - RGR (R$ 26 million);

         (vi)        of 19.3% in the R&D and energy efficiency program (R$ 7 million);

These reductions were partially offset by the increase of 31.7% in Proinfa (R$ 5 million).

In addition, the recording (in the amount of R$ 23 million) of PIS and Cofins taxes credits on the depreciation and amortization of the distribution companies also benefited the reduction of this item. In 1Q12, theses credits were registered in the “depreciation and amortization” expenses line and, in 1Q13, they were registered in the “deductions from the operating revenue” line for better accounting purposes.

Net operating revenue (IFRS + construction revenue) reached R$ 2,916 million in 1Q13, representing an increase of 1.6% (R$ 47 million). Excluding the revenue from building the infrastructure of the concession, net operating revenue would have amounted to 2,657 million, an increase of 2.2% (R$ 58 million).

Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 1,506 million in 1Q13, representing a reduction of 8.8% (R$ 146 million):

•      The cost of electric power purchased for resale in 1Q13 was R$ 1,397 million, representing an increase of 5.3% (R$ 71 million), due to the following effects:

           (i)    Increase of 30.0% in the cost of energy purchased in the regulated environment (R$ 333 million), caused by the increase of 31.4% in the average purchase price, partially offset by the reduction of 1.1% (93 GWh) in the volume of purchased energy;

          (ii)    Increase of 308.8% in the cost of energy purchased in the short term (R$ 128.0 million), due to the increase of 400.0% in the average purchase price, partially offset by the reduction of 18.2% (127 GWh) in the amount of energy purchased;

         (iii)     Increase of 17.5% in the cost of energy from Itaipu (R$ 44 million), mainly due to the 18.4% increase in the average purchase price;

        (iv)    Increase of 8.1% in the PROINFA cost (R$ 8.8 million), due to the 17.2% increase in the average purchase price, partially offset by the decrease of 7.8% (20 GWh) in the volume of purchased energy.

Partially offset by:

         (v)     Resources from the CDE in the amount of R$ 432 million, according to the Decree No 7945;

1Q13 Results | May 09, 2013

         (vi)     Increase in PIS and Cofins tax credits, generated from the energy purchase (R$ 7 million).

•      Charges for the use of the transmission and distribution system reached R$ 109 million in 1Q13, a 66.4% reduction (R$ 216 million), due to the following factors:

           (i)      Increase of 734.6% in the system service usage charges – ESS (R$ 215 million), mainly due to the increases of R$ 109 million in CPFL Paulista, R$ 47 million in CPFL Piratininga and of R$ 45 million in RGE;

         (ii)      Reduction in PIS and Cofins tax credits, generated from the charges (R$ 22 million);

Partially offset by:

        (iii)      Resources from the CDE in the amount of R$ 266 million, according to the Decree No 7945;

       (iv)      Reduction of 56.5% in the basic network charges (R$ 152 million), mainly due to the reductions of 58.8% (R$ 80 million) in CPFL Paulista, of 49.0% in RGE (R$ 24 million) and of 56.4% (R$ 37 million) in CPFL Piratininga, due to the effects of PM 579/2012 (converted into Law 12,783 in January 2013), through which there was a reduction of transmission costs;

        (v)      Reduction of 63.2% in Itaipu charges (R$ 15 million);

       (vi)      Reduction in the energy reserve charges (R$ 13 million);

      (vii)      Reduction of 38.2% in the conection charges (R$ 7 million).

Operating Costs and Expenses

Operating costs and expenses were R$ 785 million in 1Q13, registering an increase of 17.5% (R$ 117 million), due to the following factors:

•      Reduction of 4.0% (R$ 11 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 259 million in 1Q13, has its counterpart in the “operating revenue”;

•      The Private Pension Fund item, which represented a revenue of R$ 2 million in 1Q12, due to the change in practice and impact of the revision of CPC 33 - Employee benefits, now being adopted as of January 1, 2013, has come to represent an expense of R$ 9 million in 1Q12. In 1Q13, this expense increased to R$ 20 million, resulting in a negative variation of R$ 11 million. This variation is due to the expected estimated impact on actuarial assets and liabilities, according to CVM Deliberations Nos. 371/00 and 600/09, as shown in the Actuarial Report;

•      Depreciation and Amortization, which represented a net increase of 54.9% (R$ 39 million), mainly due to the following factors:

           (i)         The recording effect, in the amount of R$ 16 million, of PIS and Cofins tax credits on the depreciation and amortization. In 1Q12, these credits were registered in the “depreciation and amortization” expenses line and, in 1Q13, they were registered in the “deductions from the operating revenue” line for better accounting purposes;

          (ii)         Increase of R$ 23 million due to the increase in amortization of the distribution infrastructure intangible due to new investments.

•      The PMSO item, that reached R$ 397 million in 1Q13, compared to R$ 319 million in 1Q12, registering an increase of 24.5% (R$ 78 million), mainly due to the following factors (that need to be excluded for comparison purposes with the 1Q12):

           (i)         Non-recurring  increase in the legal and judicial expenses and indemnities (R$ 73 million);

1Q13 Results | May 09, 2013

          (ii)         Non-recurring  increase related to the physical inventory of assets, due to the implementation of the Manual for the Equity Control in the Power Sector (MCPSE) in 1Q12 (R$ 5 million).

Excluding these effects, PMSO for 1Q13 would have totaled R$ 324 million, compared to R$ 314 million in 1Q12, an increase of 3.2% (R$ 10 million).

The principal factors explaining the variation in PMSO, following the exclusion of the effects already mentioned were:

           (i)          Personnel expenses, which reported a net increase of 9.6% (R$ 11 million), mainly due to: (i) the 2012 Collective Bargaining Agreement, that readjusted the wages by 6.27% in the average (R$ 6 million); (ii) personnel dismissal (R$ 1 million); and (iii) other increases (R$ 4 million);

          (ii)          Other operating costs/expenses, which registered an increase of 9.4% (R$ 6 million), mainly due to the following increase:

✓  CPFL Paulista (R$ 6 million), due to the loss on disposal/retirement of assets.

Partially offset by:

         (iii)         Out-sourced services expenses, which registered a decrease of 6.7% (R$ 7 million) mainly due to the reduction in the expenses on maintenance in substations.

Regulatory Assets and Liabilities

The regulatory assets and liabilities, which are no longer registered, in accordance with the pronouncements issued by the Accounting Pronouncements Committee (CPC) and the international practices (IFRS), represented an additional cost of R$ 147 million in 1Q13 and of R$ 21 million in 1Q12 (impact in EBITDA). The amounts related to the deferral of the regulatory assets and liabilities will be passed through the tariffs in the next tariff readjustment, through the financial components. The amounts related to the amortization are reflected in the tariffs of each period.

EBITDA

EBITDA (IFRS) reached R$ 734 million in 1Q13, registering an increase of 18.5% (R$ 114 million).

Considering the regulatory assets and liabilities and excluding the non-recurring effects, the recurring EBITDA (IFRS + Regulatory Assets and Liabilitites – Non-recurring) totaled R$ 660 million in 1Q13 compared to R$ 598 million in 1Q12, an increase of 10.4% (R$ 62 million).

Financial Result

The 1Q13 net financial revenue was R$ 18 million, compared to the net financial expense of R$ 63 million in 1Q12 (R$ 45 million).

The items explaining these changes are as follows:

  (i)       Financial Revenues: increase of 34.3% (R$ 32 million), from R$ 93 million in 1Q12 to R$ 125 million in 1Q13, mainly due to the following factors:

✓        Financial Revenue in the Distribution Companies due to the monetary update of the financial asset (R$ 31 million) (CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa);

✓        Accruals and delinquent fines (R$ 3 million);

1Q13 Results | May 09, 2013

✓      Increase in the discount in the acquisition of ICMS tax credits (R$ 3 millions);

✓      Increase in the monetary and foreign exchange update (R$ 2 million).

Partially offset by:

✓      Update of judicial deposits (R$ 6 million).

✓      Reduction in the income from financial investments (R$ 2 million), due to the reduction in the CDI Interbank rate;

 (ii)       Financial Expenses: decrease of 7.9% (R$ 12 million), from R$ 155 million in 1Q12 to R$ 143 million in 1Q13, mainly due to the following factors:

✓      Decrease in the debt charges and in the monetary and foreign exchange update (R$ 16 million), mainly due to the reduction in the indexes used to update the debt;

Decrease in Other financial expenses (R$ 3 million).

Net Income

Net income (IFRS) in 1Q13 was R$ 398 million, an increase of 26.1% (R$ 83 million).

Considering the regulatory assets and liabilities, including the effects on the financial result, (net of taxes) and excluding the non-recurring effects, the net income (IFRS + Regulatory Assets and Liabilities – Non-Recurring) would have totaled R$ 351 million in 1Q13, compared to R$ 303 million in 1Q12, an increase of 16.0% (R$ 48 million).

12.1.2) 3rd Periodic Tariff Review Cycle

Tariff Reviews
Distribution Company	Period	Date of Tariff Review
CPFL Piratininga	Each 4 years	October 2011(1)
CPFL Santa Cruz	Each 4 years	February 2012(2)
CPFL Leste Paulista	Each 4 years	February 2012(2)
CPFL Jaguari	Each 4 years	February 2012(2)
CPFL Sul Paulista	Each 4 years	February 2012(2)
CPFL Mococa	Each 4 years	February 2012(2)
CPFL Paulista	Each 5 years	April 2013
RGE	Each 5 years	June 2013

Notes:

(1) Date postponed by Aneel, through the Ratifying Resolution No. 1,223 of October 18, 2011;
(2) Dates postponed by Aneel, through the Ratifying Resolutions Nos. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012.

CPFL Piratininga

Aneel Ratifying Resolution No. 1,223 of October 18, 2011 postponed the effective date of CPFL Piratininga tariffs, until the conclusion of the Public Hearing PH040, for the definition of the methodology to be used in the 3rd Tariff Review Cycle.

Aneel Ratifying Resolution No. 1,364 of October 2, 2012 repositioned electric energy tariffs of CPFL Piratininga by -5.43%, being -4.45% related to the Tariff Repositioning and -0.98% as financial components outside the Tariff Repositioning, corresponding to an average effect of -6.78% on consumer billings. The new tariffs came into force on October 23, 2012, with the new tariff adjustment, as mentioned in the item “12.1.3”.

1Q13 Results | May 09, 2013

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On December 20, 2011, due to the late approval of the methodologies for the 3rd Tariff Review Cycle, and through Normative Resolution No. 471, Aneel has provided an extension of the current tariffs to concessionaires that would be subject to tariff review, and established that the resulting effects from tariff review should be applied to tariffs from the date of the next tariff adjustment (February 2013 to these distributors), including retroactive effects. In the case of CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa, Ratifying Resolutions Nos. 1,253, 1,254, 1,255, 1,256 and 1,258, of January 31, 2012, granted the extension of tariffs then prevailing.

On December 11, 2012, Aneel repositioned electric energy tariffs of these distribution companies, as shown in the table below:

Periodic Tariff Review (RTP)	CPFL Jaguari	CPFL Leste Paulista	CPFL Mococa	CPFL Santa Cruz	CPFL Sul Paulista
	RR 1393/2012	RR 1394/2012	RR 1392/2012	RR 1391/2012	RR 1390/2012
Tariff repositioning	-7.15%	-2.20%	7.20%	4.36%	-4.41%
Financial components	0.05%	2.28%	1.80%	3.74%	0.69%
Average effect	-7.10%	0.08%	9.00%	8.10%	-3.72%
Effect on consumer billings	-7.33%	-1.25%	6.34%	-4.66%	-5.02%

CPFL Paulista

Aneel Ratifying Resolution No. 1,504 of April 4, 2013 readjusted electric energy tariffs of CPFL Paulista by 5.48%, being 4.53% related to the Tariff Readjustment and 0.95% as financial components outside the Tariff Readjustment, corresponding to an average effect of 6.18% on consumer billings. The new tariffs came into force on April 8, 2013.

RGE

On February 27, 2013, Aneel sent to RGE the preliminary proposal of the 3rd cycle of periodic tariff review.

In a meeting with Aneel held on March 08, RGE made suggestions, and Aneel embodied part of which on the proposal described in the Technical Note 64/2013-SRE of March 19, 2013, summarized in the table below.

On March 28, Aneel opened the Public Hearing No. 023/2013 with a contribution period until April 30 and the Presencial Meeting to be held on April 25, 2013. The public hearing aims to get grants to improve the distributor's tariff review and to define the corresponding limits of the continuity indicators DEC and FEC for the period from 2014 to 2018.

1Q13 Results | May 09, 2013

It is estimated that by the beggining of June the tariff review process of RGE will be concluded, with Aneel sending the proposal to RGE and the approval of tariff repositioning by Aneel’s Board of Executive Officers.

The application of the new methodology for RGE will happen on June 19, 2013.

12.1.3) Tariff Adjustment

Dates of Tariff Adjustments
Distribution Company	Date
CPFL Piratininga	October 23th
CPFL Santa Cruz	February 3rd
CPFL Leste Paulista	February 3rd
CPFL Jaguari	February 3rd
CPFL Sul Paulista	February 3rd
CPFL Mococa	February 3rd
CPFL Paulista	April 8th
RGE	June 19th

CPFL Piratininga

Aneel Ratifying Resolution No. 1,369 of October 16, 2012 readjusted electric energy tariffs of CPFL Piratininga by 8.79%, being 7.71% related to the Tariff Readjustment and 1.08% as financial components outside the Tariff Readjustment, corresponding to an average effect of 5.50% on consumer billings. This Tariff Readjustment is the sum of the Annual Tariff Adjustment with the Tariff Repositioning mentioned in the item “12.1.2”, besides considering the devolution of the frozen rate (1/3). The new tariffs came into force on October 23, 2012.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On January 29, 2013, Aneel published in the Federal Official Gazette, the 2013 Annual Tariff Readjustment Indexes for the CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below.

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,474	1,484	1,475	1,479	1,476
Economic Adjustment	-1.83%	6.98%	10.76%	7.96%	12.15%
Financial components	8.83%	-4.71%	-8.06%	-1.47%	-2.82%
Tariff adjustment	7.00%	2.27%	2.71%	6.48%	9.32%
Average effect	5.10%	2.21%	2.68%	3.36%	-0.94%

These adjustments were applied to the tariffs set in Extraordinary Tariff Review mentioned in the item "12.1.4." The new tariffs came into force on February 3, 2013.

1Q13 Results | May 09, 2013

RGE

Aneel Ratifying Resolution No. 1,294 of June 5, 2012 readjusted the electric energy tariffs at RGE by 11.51%, being 0.49% related to the Tariff Adjustment and 11.02% as financial components outside the Annual Tariff Readjustment, corresponding to an average impact of 3.38% on the billings of captive consumers. The new tariffs came into force on June 19, 2012 and remained until January 23, 2013, when Extraordinary Tariff Review was approved and new tariffs will be in force until June 18, 2013.

12.1.4) Extraordinary Tariff Review

As established by Law No. 12,783/2013, all distribution companies have adopted new electric energy tariffs from January 24, 2013, in order to comprise the effects promoted by the renewal of concessions for generation and transmission assets and the reduction of sector charges over energy prices.

The extraordinary tariff reviews are stated per distributor in the following table:

Extraordinary Tariff Review (RTE)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Economic Adjustment	-12.0%	-15.3%	-7.6%	-18.4%	-25.4%	-17.2%	-6.8%	-11.3%
Financial components	0.7%	-0.5%	1.8%	0.0%	0.1%	2.3%	3.7%	1.1%
Tariff adjustment	-11.4%	-15.8%	-5.8%	-18.4%	-25.4%	-14.9%	-3.1%	-10.2%
Average effect	-22.8%	-20.4%	-24.4%	-23.8%	-25.3%	-26.4%	-23.7%	-26.7%

12.2) Commercialization and Services Segment

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	1Q13	1Q12	Var.
Gross Operating Revenues (IFRS)	639,188	470,707	35.8%
Net Operating Revenues	565,979	415,254	36.3%
EBITDA (IFRS)(1)	21,519	86,939	-75.2%
Net Income (IFRS)	14,866	37,807	-60.7%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination.

Operating Revenue

In 1Q13, gross operating revenue reached R$ 639 million, representing an increase of 35.8% (R$ 168 million), while net operating revenue moved up by 36.3% (R$ 151 million) to R$ 566 million.

EBITDA

In 1Q13, EBITDA totaled R$ 22 million, a decrease of 75.2% (R$ 65 million).

Net Income

In 1Q13, net income amounted to R$ 15 million, down by 60.7% (R$ 23 million).

1Q13 Results | May 09, 2013

12.3) Conventional Generation Segment

12.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation (Pro-forma - R$ Thousands)
	1Q13	1Q12	Var.
Gross Operating Revenues (IFRS + Conventional Generation Consolidation)	457,939	385,670	18.7%
Net Operating Revenues	425,235	361,204	17.7%
Cost of Electric Power	(122,773)	(31,821)	285.8%
Operating Costs & Expenses	(129,815)	(99,498)	30.5%
EBIT	172,647	229,885	-24.9%
EBITDA (IFRS + Conventional Generation Consolidation)(1)	235,123	294,981	-20.3%
EBITDA (IFRS + Conventional Generation Consolidation - Non-Recurring)(2)	313,955	294,981	6.4%
Financial Income (Expense)	(101,202)	(103,442)	-2.2%
Income Before Taxes	71,445	126,443	-43.5%
Net Income (IFRS + Conventional Generation Consolidation)	46,717	83,985	-44.4%
Net Income (IFRS + Conventional Generation Consolidation - Non-Recurring)(3)	98,746	83,985	17.6%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization and business combination;

(2)    EBITDA (IFRS – Non-recurring) excludes the non-recurring effects and the result of pension fund contributions;

(3)    Net Income (IFRS - Non-recurring) excludes the non-recurring effects.

Operating Revenue

In 1Q13, gross operating revenue reached R$ 458 million, representing an increase of 18.74% (R$ 72 million), while net operating revenue moved up by 17.7% (R$ 64 million) to R$ 425 million.

The variation in the gross operating revenue is mainly due to the following factors:

            (i)        Increase in the revenue from EPASA, in the amount of R$ 48.3 million, due to the following:

✓  Thermal dispatch determined by ONS in the first months of 2013 (R$ 19.6 million);

✓  Financial settlement based on the PLD related to the purchase of the coverage (R$ 28.7 million).

           (ii)        Increase in the revenue arising from ENERCAN and BAESA,  in the amount of R$ 23.4 million, due to higher energy sales tied to the power plants’ contracts.

Cost of Electric Power

In 1Q13, the cost of electric power increased 285.8% (R$ 91.0 million) to R$ 122.8 million, due to the following factors:

            (i)        Non-recurring  increase in the cost of electric power purchased for resale due to a lower power generation inside the MRE (GSF), that moved up from R$ 13.5 million in 1Q12 to R$ 104.8 million in 1Q12;

           (ii)        This variation is also due to the purchases of energy for coverage by EPASA’s thermoelectric power plants (R$ 25.8 milllion).

Operating Costs and Expenses

The operating costs and expenses reached R$ 130 million in 1Q13, compared to R$ 100 million in 1Q12, an increase of 30.5% (R$ 30.3 million), mainly due to the following factors:

1Q13 Results | May 09, 2013

  (i)   The PMSO item reached R$ 67 million, an increase of R$ 32.4 million, mainly due to the following factors (that need to be excluded for comparison purposes with the 1Q12):

✓  Additional expenses of material relating to the purchase of fuel oil by EPASA, due to the dispatch of the thermoelectric facilities (R$ 17.4 million);

✓  Non-recurring  increase in the assets write off (R$ 12.5 million).

Disregarding these effects, PMSO for 1Q13 would have totaled R$ 37.2 million, compared to R$ 34.8 million in 1Q12, an increase of 6.8% (R$ 2.4 million).

 (ii)   The Depreciation and Amortization item reached R$ 62.5 million, a net reduction of 4.3% (R$ 2.6 million), compared to 1Q12 (R$ 65.1 million).

EBITDA

In 1Q13, EBITDA (IFRS) was R$ 235.1 million, a reduction of 20.3% (R$ 59.9 million).

Excluding the non-recurring effects, the Adj.  EBITDA  (IFRS - Non-Recurring) would have totaled R$ 314.0 million in 1Q13, compared to R$ 295.0 million in 1Q12, an increase of 6.4% (R$ 19.0 million).

Financial Result

In 1Q13, net financial result was R$ 101.2 million, down by 2.2% (R$ 2.2 million) compared to 1Q12. Regarding this variation, the Financial Expenses moved from R$ 115.9 million in 1Q12 to R$ 113.3 million in 1Q13 (R$ 2.5 million decrease), while the Financial Revenues moved from R$ 12.4 million in 1Q12 to R$ 12.1 million in 1Q13 (R$ 0.3 million decrease).

Net Income

In 1Q13, net income (IFRS) was R$ 46.7 million.

Excluding the non-recurring effects, the adjusted  net income (IFRS - Non-Recurring) would have totaled R$ 98.7 million in 1Q13, compared to R$ 84.0 million in 1Q12, an increase of 17.6% (R$ 14.8 million).

1Q13 Results | May 09, 2013

12.4) CPFL Renováveis

12.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (Pro-forma - R$ Thousands)
	1Q13	1Q12	Var.
Gross Operating Revenues (IFRS)	244,624	143,244	70.8%
Net Operating Revenues	228,986	134,661	70.0%
Cost of Electric Power	(43,209)	(22,951)	88.3%
Operating Costs & Expenses	(130,129)	(79,686)	63.3%
EBIT	55,648	32,024	73.8%
EBITDA (IFRS)(1)	140,314	79,553	76.4%
Financial Income (Expense)	(65,673)	(22,630)	190.2%
Income Before Taxes	(10,024)	9,395	-206.7%
Net Income (IFRS)	(15,157)	11,030	-237.4%

Note:

(1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Variations in the Financial Statements of CPFL Renováveis

In 1Q13, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described bellow. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

     (i)    The acquisitions of Bons Ventos wind farms (157.5 MW) in June 2012, and the assets of biomass cogeneration of Ester thermoelectric facility (40 MW) in October 2012;

    (ii)    The beginning of operations of Bio Ipê and Bio Pedra Thermoelectric Power Plants in May 2012;

   (iii)    The beginning of operations of Santa Clara wind farms (188 MW) in July 2012;

   (iv)    Inauguration of Tanquinho Solar Plant (1.1 MW) in November 2012; and

    (v)    The beginning of operations of Salto Góes Small Hydroelectric Power Plant (20 MW) in December 2012.

Operating Revenue

In 1Q13, gross operating revenue reached R$ 245 million, representing an increase of 70.8% (R$ 101 million), while net operating revenue moved up by 70.0% (R$ 94 million) to R$ 229 million.

Cost of Electric Power

In 1Q13, the cost of electric power increased 88.3% (R$ 20 million) to R$ 43 million.

Operating Costs and Expenses

In 1Q13, operating costs and expenses reached R$ 130 million, an increase of R$ 50 million, as follows:

    (i)        Additional PMSO, in the amount of R$ 13 million;

1Q13 Results | May 09, 2013

   (ii)        Additional Depreciation and Amortization, in the amount of R$ 37 million.

EBITDA

In 1Q13, EBITDA (IFRS) was R$ 140 million, an increase of 76.4% (R$ 61 million).

Financial Result

In 1Q13, the net financial expense was R$ 66 million, compared to a net financial expense of R$ 23 million in 1Q12 (increase of R$ 43 million), mainly due to the additional financial expense (R$ 38 million) and the reduction in the financial revenue (R$ 5 million).

Net Income

In 1Q13, net loss (IFRS) was R$ 15 million, compared to a net income of R$ 11 million in 1Q12.

This result reflects the higher financial expense related to the higher debt of CPFL Renováveis to support its strategy of expanding its business, besides the highest depreciation and amortization expense, due to the beginning of operations of several projects in the period.

12.4.2) Status of Generation Projects

On March 31, 2013, the portfolio of projects of CPFL Renováveis totaled 1,153 MW of operating installed capacity and 582 MW of capacity under construction. The operational power plants comprises 35 Small Hydroelectric Power Plants – SHPPs (327 MW), 15 Wind Farms (555 MW), 6 Biomass Thermoelectric Power Plants (270 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 18 Wind Farms (482 MW) and 2 Biomass Thermoelectric Power Plants (100 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 3,818 MW, representing a total portfolio of 5,553 MW.

The table below illustrates the overall portfolio of assets in operation, construction and development, and its installed capacity on March 31, 2013:

CPFL Renováveis - portfolio
In MW	SHPP	Wind	Biomass	Solar	TOTAL
Operating	327	555	270	1	1,153
Under construction	-	482	100	-	582
Under development	626	3,192	-	-	3,818
TOTAL	953	4,229	370	1	5,553

Coopcana Thermoelectric Power Plant

Coopcana Thermoelectric Power Plant, located at São Carlos do Ivaí-PR, is under construction (81% of works completed – March 2013). Commercial start-up is scheduled for 2Q13. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

1Q13 Results | May 09, 2013

Alvorada Thermoelectric Power Plant

Alvorada Thermoelectric Power Plant, located at Araporã-MG, is under construction (79% of works completed – March 2013). Commercial start-up is scheduled for 2Q13. The installed capacity is of 50 MW and the physical guarantee is of 18 average-MW.

Macacos I Wind Farms

Macacos I Complex Wind Farms (Macacos, Pedra Preta, Costa Branca and Juremas), located at Rio Grande do Norte State, are under construction (59% of works completed – March 2013). Start-up is scheduled for 3Q13. The installed capacity is of 78.2 MW and the physical guarantee is of 37.5 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 152.60/MWh – December 2012).

Campo dos Ventos II Wind Farm

Campo dos Ventos II Wind Farm, located at Rio Grande do Norte State, is under construction (42% of works completed – March 2013). Start-up is scheduled for 3Q13. The installed capacity is of 30 MW and the physical guarantee is of 15 average-MW. The energy was sold in the 3rd Reserve Energy Auction held in August 2010 (price: R$ 142.50/MWh – December 2012).

Atlântica Wind Farms

Atlântica Complex Wind Farms (Atlântica I, II, IV and V), located at Rio Grande do Sul State, are under construction (58% of works completed – March 2013). Start-up is scheduled for 3Q13. The installed capacity is of 120 MW and the physical guarantee is of 52.7 average-MW. The energy was sold in Alternative Sources Auction held in August 2010 (price: R$ 154.80/MWh – December 2012).

Campo dos Ventos Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V), located at Rio Grande do Norte State, are under construction (10% of works completed – March 2013). Start-up is scheduled for 3Q16. The installed capacity is of 82 MW and the physical guarantee is of 40.2 average-MW.

São Benedito Wind Farms

São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction (8% of works completed – March 2013). Start-up is scheduled for 3Q16. The installed capacity is of 172 MW and the physical guarantee is of 89.0 average-MW.

1Q13 Results | May 09, 2013

13) ATTACHMENTS

13.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	03/31/2013	12/31/2012	03/31/2012

CURRENT
Cash and Cash Equivalents	2,772,012	2,435,034	2,672,493
Consumers, Concessionaries and Licensees	2,012,409	2,205,024	1,963,690
Dividend and Interest on Equity	55,033	55,033	18,076
Financial Investments	7,290	6,100	44,523
Recoverable Taxes	238,373	250,987	251,332
Derivatives	642	870	1,288
Materials and Supplies	34,516	36,826	36,458
Leases	9,429	9,740	6,233
Concession Financial Assets	34,444	34,444	-
Other Credits	1,328,396	510,880	478,900
TOTAL CURRENT	6,492,543	5,544,938	5,472,993

NON-CURRENT
Consumers, Concessionaries and Licensees	152,676	161,658	177,684
Affiliates, Subsidiaries and Parent Company	43,134	-	15
Judicial Deposits	1,095,862	1,125,339	1,113,985
Financial Investments	-	-	79,602
Recoverable Taxes	194,394	206,653	202,723
Derivatives	439,995	486,438	238,967
Deferred Taxes	1,168,273	1,257,787	1,118,143
Leases	35,279	31,703	25,241
Concession Financial Assets	2,485,009	2,342,796	1,835,986
Investments at Cost	116,654	116,654	116,654
Other Credits	312,374	343,814	247,339
Investments	1,013,027	1,006,771	1,025,870
Property, Plant and Equipment	7,337,041	7,104,060	5,903,540
Intangible	9,129,463	9,195,667	8,238,706
TOTAL NON-CURRENT	23,523,179	23,379,341	20,324,455

TOTAL ASSETS	30,015,723	28,924,279	25,797,448

1Q13 Results | May 09, 2013

13.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2013	12/31/2012	03/31/2012

CURRENT
Suppliers	1,850,618	1,689,137	1,347,042
Accrued Interest on Debts	146,396	138,293	187,766
Accrued Interest on Debentures	141,376	94,825	175,870
Loans and Financing	1,331,532	1,419,034	894,530
Debentures	310,616	310,149	516,367
Employee Pension Plans	57,374	51,675	39,695
Regulatory Charges	41,592	110,776	145,562
Taxes and Social Contributions	359,102	430,472	500,627
Dividend and Interest on Equity	26,450	26,542	24,254
Accrued Liabilities	76,704	71,725	75,347
Derivatives	512	109	-
Public Utilities	3,515	3,443	3,138
Other Accounts Payable	627,756	623,267	613,254
TOTAL CURRENT	4,973,541	4,969,447	4,523,452

NON-CURRENT
Suppliers	-	4,467	-
Accrued Interest on Debts	41,316	62,271	-
Loans and Financing	7,452,862	7,658,196	5,743,939
Debentures	6,708,760	5,790,263	4,579,905
Employee Pension Plans	827,140	831,184	296,039
Deferred Taxes	1,145,171	1,155,733	1,034,596
Reserve for Tax, Civil and Labor Risks	366,239	349,094	309,549
Derivatives	755	336	-
Public Utilities	77,098	76,371	72,176
Other Accounts Payable	133,592	135,788	163,028
TOTAL NON-CURRENT	16,752,935	16,063,703	12,199,231

SHAREHOLDERS' EQUITY
Capital	4,793,424	4,793,424	4,793,424
Capital Reserve	228,322	228,322	229,956
Legal Reserve	556,481	556,481	495,185
Reserve of Retained Earnings for Investment	326,899	326,899	-
Dividends	455,906	455,906	758,470
Other Comprehensive Income	13,820	19,695	655,004
Retained Earnings	411,464	-	644,808
	6,786,317	6,380,728	7,576,847
Non-Controlling Shareholders' Interest	1,502,929	1,510,401	1,497,919
TOTAL SHAREHOLDERS' EQUITY	8,289,246	7,891,129	9,074,765

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	30,015,723	28,924,279	25,797,448

1Q13 Results | May 09, 2013

13.3) Income Statement – CPFL Energia

(R$ thousands)

Consolidated - IFRS
	1Q13	1Q12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,585,337	3,931,744	-8.81%
Electricity Sales to Distributors	681,385	388,651	75.32%
Revenue from building the infrastructure	258,629	269,310	-3.97%
Other Operating Revenues(1)	446,637	422,796	5.64%
	4,971,987	5,012,501	-0.81%

DEDUCTIONS FROM OPERATING REVENUES	(1,256,561)	(1,620,318)	-22.45%
NET OPERATING REVENUES	3,715,427	3,392,183	9.53%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,779,158)	(1,450,089)	22.69%
Electricity Network Usage Charges	(121,955)	(333,693)	-63.45%
	(1,901,113)	(1,783,782)	6.58%
OPERATING COSTS AND EXPENSES
Personnel	(177,981)	(156,296)	13.87%
Material	(24,971)	(23,160)	7.82%
Outsourced Services	(122,317)	(129,315)	-5.41%
Other Operating Costs/Expenses	(161,175)	(79,269)	103.33%
Cost of building the infrastructure	(258,629)	(269,310)	-3.97%
Employee Pension Plans	(20,530)	(8,333)	146.37%
Depreciation and Amortization	(186,407)	(122,165)	52.59%
Amortization of Concession's Intangible	(74,492)	(65,500)	13.73%
	(1,026,501)	(853,348)	20.29%

EBITDA	1,054,966	978,913	7.77%

EBIT	787,812	755,053	4.34%

FINANCIAL INCOME (EXPENSE)
Financial Income	155,463	140,351	10.77%
Financial Expenses	(299,111)	(307,512)	-2.73%
	(143,648)	(167,161)	-14.07%

EQUITY ACCOUNTING	6,256	36,196	-82.72%

INCOME BEFORE TAXES ON INCOME	650,420	624,088	4.22%

Social Contribution	(66,346)	(57,114)	16.16%
Income Tax	(178,772)	(154,366)	15.81%

NET INCOME	405,301	412,608	-1.77%
Controlling Shareholders' Interest	405,587	400,316	1.32%
Non-Controlling Shareholders' Interest	(285)	12,292	-102.32%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

1Q13 Results | May 09, 2013

13.4) Income Statement – CPFL Energia (IFRS + Conventional Generation Consolidation)

(Pro forma - R$ thousands)

Consolidated - Pro forma
	1Q13	1Q12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,585,337	3,931,745	-8.81%
Electricity Sales to Distributors	737,539	418,611	76.19%
Revenue from building the infrastructure	258,629	269,310	-3.97%
Other Operating Revenues(1)	446,241	422,450	5.63%
	5,027,745	5,042,116	-0.29%

DEDUCTIONS FROM OPERATING REVENUES	(1,260,606)	(1,621,128)	-22.24%
NET OPERATING REVENUES	3,767,139	3,420,988	10.12%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,691,615)	(1,318,496)	28.30%
Electricity Network Usage Charges	(135,865)	(347,233)	-60.87%
	(1,827,481)	(1,665,729)	9.71%
OPERATING COSTS AND EXPENSES
Personnel	(180,496)	(158,908)	13.59%
Material	(45,082)	(25,478)	76.95%
Outsourced Services	(126,906)	(132,011)	-3.87%
Other Operating Costs/Expenses	(182,387)	(85,996)	112.09%
Cost of building the infrastructure	(258,629)	(269,310)	-3.97%
Employee Pension Plans	(20,530)	(8,333)	146.37%
Depreciation and Amortization	(215,797)	(152,840)	41.19%
Amortization of Concession's Intangible	(74,492)	(65,500)	13.73%
	(1,104,319)	(898,376)	22.92%

EBITDA	1,125,627	1,075,223	4.69%

EBIT	835,339	856,884	-2.51%

FINANCIAL INCOME (EXPENSE)
Financial Income	161,210	144,271	11.74%
Financial Expenses	(342,794)	(358,049)	-4.26%
	(181,584)	(213,778)	-15.06%

EQUITY ACCOUNTING

INCOME BEFORE TAXES ON INCOME	653,755	643,106	1.66%

Social Contribution	(67,288)	(62,150)	8.27%
Income Tax	(181,166)	(168,347)	7.61%

NET INCOME	405,301	412,609	-1.77%
Controlling Shareholders' Interest	405,586	400,316	1.32%
Non-Controlling Shareholders' Interest	(285)	12,293	-102.32%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

1Q13 Results | May 09, 2013

13.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	1Q13	Last 12M

Beginning Balance	2,435,034	2,672,493

Net Income Before Taxes	650,420	1,904,331

Depreciation and Amortization	260,898	1,053,454
Interest on Debts and Monetary and Foreign Exchange Restatements	223,169	872,781
Interest on Debts Paid	(185,441)	(930,677)
Income Tax and Social Contribution Paid	(233,812)	(824,741)
Others	(484,502)	(492,988)
	(419,688)	(322,171)

Total Operating Activities	230,732	1,582,160

Investment Activities
Acquisition of Equity Interest, Net of Cash Acquired	-	(702,406)
Acquisition of Property, Plant and Equipment, and Intangibles	(531,723)	(2,439,474)
Others	24,264	6,472
Total Investment Activities	(507,459)	(3,135,408)

Financing Activities
Loans and Debentures	1,255,764	5,249,803
Principal Amortization of Loans and Debentures, Net of Derivatives	(634,617)	(2,183,017)
Dividend and Interest on Equity Paid	(7,442)	(1,414,019)
Others	-	-
Total Financing Activities	613,705	1,652,767

Cash Flow Generation	336,978	99,519

Ending Balance - 03/31/2013	2,772,012	2,772,012

1Q13 Results | May 09, 2013

13.6) Income Statement – Segments of Conventional Generation and CPFL Renováveis

(Pro-forma, R$ thousands)

Consolidated	Conventional Generation			CPFL Renováveis
	1Q13	1Q12	Variation	1Q13	1Q12	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%	-	-
Eletricity Sales to Distributors	454,782	385,030	18.12%	244,624	143,244	70.8%
Other Operating Revenues	3,157	640	393.23%	-	-	0.0%
	457,939	385,670	18.74%	244,624	143,244	70.8%

DEDUCTIONS FROM OPERATING REVENUES	(32,703)	(24,466)	33.67%	(15,637)	(8,583)	82.2%
NET OPERATING REVENUES	425,235	361,204	17.73%	228,986	134,661	70.0%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(104,795)	(13,463)	678.37%	(32,976)	(18,416)	79.1%
Eletricity Network Usage Charges	(17,978)	(18,357)	-2.06%	(10,233)	(4,535)	125.6%
	(122,773)	(31,821)	285.83%	(43,209)	(22,951)
OPERATING COSTS AND EXPENSES
Personnel	(9,704)	(9,451)	2.68%	(13,047)	(9,460)	37.9%
Material	(20,446)	(2,614)	682.20%	(1,944)	(982)	98.0%
Outsourced Services	(7,829)	(6,857)	14.18%	(21,715)	(17,600)	23.4%
Other Operating Costs/Expenses	(29,144)	(15,841)	83.97%	(8,757)	(4,115)	112.8%
Employee Pension Plans	(217)	360	-160.39%	-	-
Depreciation and Amortization	(58,267)	(60,503)	-3.70%	(52,659)	(25,779)	104.3%
Amortization of Concession's Intangible	(4,208)	(4,592)	-8.36%	(32,007)	(21,749)	47.2%
	(129,815)	(99,498)	30.47%	(130,129)	(79,686)

EBITDA	235,123	294,981	-20.29%	140,314	79,553	76.4%

EBIT	172,647	229,885	-24.90%	55,648	32,024	73.8%

FINANCIAL INCOME (EXPENSE)
Financial Income	12,134	12,434	-2.42%	9,557	14,180	-32.6%
Financial Expenses	(113,336)	(115,876)	-2.19%	(75,229)	(36,809)	104.4%
	(101,202)	(103,442)	-2.17%	(65,673)	(22,630)	190.2%

EQUITY ACCOUNTING	-	-	0.00%	-	-

INCOME BEFORE TAXES ON INCOME	71,445	126,443	-43.50%	(10,024)	9,395	-206.70%

Social Contribution	(6,579)	(11,260)	-41.58%	(2,425)	(106)	2181.5%
Income Tax	(18,150)	(31,197)	-41.82%	(2,707)	1,741	-255.5%

NET INCOME/LOSS	46,717	83,985	-44.38%	(15,157)	11,030	-237.4%
Controlling Shareholders' Interest	41,387	75,787	-45.39%	(15,146)	11,008	-237.6%
Non-Controlling Shareholders' Interest	5,330	8,198	-34.99%	(11)	22	-149.1%

1Q13 Results | May 09, 2013

13.7) Income Statement – Total Generation

(Pro-forma, R$ thousands)

Consolidated	Total Generation
	1Q13	1Q12	Variation
OPERATING REVENUES
Eletricity Sales to Final Consumers	-	-	0.00%
Eletricity Sales to Distributors	699,405	528,274	32.39%
Other Operating Revenues	3,157	640	393.23%
	702,562	528,914	32.83%

DEDUCTIONS FROM OPERATING REVENUES	(48,341)	(33,049)	46.27%
NET OPERATING REVENUES	654,222	495,865	31.94%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(137,771)	(31,880)	332.16%
Eletricity Network Usage Charges	(28,211)	(22,892)	23.24%
	(165,983)	(54,772)	203.04%
OPERATING COSTS AND EXPENSES
Personnel	(22,751)	(18,910)	20.31%
Material	(22,390)	(3,595)	522.71%
Outsourced Services	(29,544)	(24,457)	20.80%
Other Operating Costs/Expenses	(37,901)	(19,957)	89.92%
Employee Pension Plans	(217)	360	-160.39%
Depreciation and Amortization	(110,926)	(86,283)	28.56%
Amortization of Concession's Intangible	(36,215)	(26,342)	37.48%
	(259,944)	(179,184)	45.07%

EBITDA	375,436	374,533	0.24%

EBIT	228,296	261,909	-12.83%

FINANCIAL INCOME (EXPENSE)
Financial Income	21,691	26,614	-18.50%
Financial Expenses	(188,565)	(152,685)	23.50%
	(166,875)	(126,071)	32.37%

EQUITY ACCOUNTING	-	-	0.00%

INCOME BEFORE TAXES ON INCOME	61,421	135,838	-54.78%

Social Contribution	(9,004)	(11,367)	-20.79%
Income Tax	(20,857)	(29,456)	-29.19%

NET INCOME/LOSS	31,560	95,015	-66.78%
Controlling Shareholders' Interest	26,241	86,795	-69.77%
Non-Controlling Shareholders' Interest	5,319	8,220	-35.29%

1Q13 Results | May 09, 2013

13.8) Income Statement – Consolidated Distribution Segment

(Pro-forma, R$ thousands)

Consolidated
	1Q13	1Q12	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	3,361,913	3,743,255	-10.19%
Electricity Sales to Distributors	41,240	43,035	-4.17%
Revenue from building the infrastructure	258,629	269,310	-3.97%
Other Operating Revenues(1)	427,443	378,569	12.91%
	4,089,224	4,434,169	-7.78%

DEDUCTIONS FROM OPERATING REVENUES	(1,173,286)	(1,565,437)	-25.05%
NET OPERATING REVENUES	2,915,938	2,868,733	1.65%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,396,552)	(1,326,610)	5.27%
Electricity Network Usage Charges	(109,422)	(324,956)	-66.33%
	(1,505,974)	(1,651,566)	-8.82%
OPERATING COSTS AND EXPENSES
Personnel	(130,583)	(119,144)	9.60%
Material	(20,410)	(20,494)	-0.41%
Outsourced Services	(102,233)	(114,796)	-10.94%
Other Operating Costs/Expenses	(144,260)	(64,903)	122.27%
Cost of building the infrastructure	(258,629)	(269,310)	-3.97%
Employee Pension Plans	(20,313)	(9,253)	119.53%
Depreciation and Amortization	(103,306)	(65,185)	58.48%
Amortization of Concession's Intangible	(5,486)	(5,045)	8.74%
	(785,219)	(668,130)	17.52%

EBITDA (Pursuant CVM Instruction No. 527/2012)	733,538	619,267	18.45%

EBIT	624,745	549,036	13.79%

FINANCIAL INCOME (EXPENSE)
Financial Income	124,690	92,854	34.29%
Financial Expenses	(143,065)	(155,364)	-7.92%
Interest on Equity	-	-	-
	(18,375)	(62,510)	-70.61%

INCOME BEFORE TAXES ON INCOME	606,370	486,526	24.63%

Social Contribution	(55,564)	(45,761)	21.42%
Income Tax	(152,877)	(125,210)	22.10%

NET INCOME	397,930	315,555	26.10%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

1Q13 Results | May 09, 2013

13.9) Economic-Financial Performance – Distributors

(Pro-forma, R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	1Q13	1Q12	Var.
Gross Operating Revenues	2,090,688	2,271,093	-7.9%
Net Operating Revenues	1,497,368	1,485,665	0.8%
Cost of Electric Power	(636,405)	(853,146)	-25.4%
Operating Costs & Expenses	(388,339)	(366,745)	5.9%
EBIT	472,623	265,774	77.8%
EBITDA (IFRS)(1)	522,543	296,069	76.5%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	330,560	305,765	8.1%
Financial Income (Expense)	(8,230)	(27,826)	-70.4%
Income Before Taxes	464,394	237,948	95.2%
NET INCOME (IFRS)	306,848	157,747	94.5%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	184,201	163,827	12.4%

CPFL PIRATININGA
	1Q13	1Q12	Var.
Gross Operating Revenues	921,335	987,580	-6.7%
Net Operating Revenues	634,892	607,536	4.5%
Cost of Electric Power	(459,191)	(381,829)	20.3%
Operating Costs & Expenses	(148,376)	(112,118)	32.3%
EBIT	27,326	113,589	-75.9%
EBITDA (IFRS)(1)	48,709	126,326	-61.4%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	98,130	95,752	2.5%
Financial Income (Expense)	(2,424)	(15,368)	-84.2%
Income Before Taxes	24,902	98,222	-74.6%
NET INCOME (IFRS)	14,284	61,809	-76.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	46,161	41,266	11.9%

RGE
	1Q13	1Q12	Var.
Gross Operating Revenues	857,260	945,138	-9.3%
Net Operating Revenues	621,939	620,686	0.2%
Cost of Electric Power	(323,925)	(333,170)	-2.8%
Operating Costs & Expenses	(201,400)	(147,002)	37.0%
EBIT	96,613	140,515	-31.2%
EBITDA (IFRS)(1)	127,043	163,066	-22.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	128,735	162,003	-20.5%
Financial Income (Expense)	(9,512)	(15,468)	-38.5%
Income Before Taxes	87,102	121,427	-28.3%
NET INCOME (IFRS)	57,729	80,464	-28.3%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	58,231	81,029	-28.1%

CPFL SANTA CRUZ
	1Q13	1Q12	Var.
Gross Operating Revenues	95,199	102,605	-7.2%
Net Operating Revenues	70,193	70,664	-0.7%
Cost of Electric Power	(43,988)	(36,630)	20.1%
Operating Costs & Expenses	(21,142)	(20,329)	4.0%
EBIT	5,063	13,705	-63.1%
EBITDA (IFRS)(1)	8,230	15,558	-47.1%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	12,561	16,660	-24.6%
Financial Income (Expense)	779	(1,186)	-165.7%
Income Before Taxes	5,842	12,386	-52.8%
NET INCOME (IFRS)	3,575	8,288	-56.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	5,536	9,048	-38.8%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

1Q13 Results | May 09, 2013

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	1Q13	1Q12	Var.
Gross Operating Revenues	29,121	31,199	-6.7%
Net Operating Revenues	22,075	21,976	0.5%
Cost of Electric Power	(9,592)	(9,810)	-2.2%
Operating Costs & Expenses	(7,473)	(7,127)	4.8%
EBIT	5,010	5,039	-0.6%
EBITDA (IFRS)(1)	6,386	5,899	8.3%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,869	5,149	-5.4%
Financial Income (Expense)	(297)	(1,924)	-84.5%
Income Before Taxes	4,713	3,004	56.9%
NET INCOME (IFRS)	2,985	2,043	46.1%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,788	1,555	15.0%

CPFL SUL PAULISTA
	1Q13	1Q12	Var.
Gross Operating Revenues	40,157	40,562	-1.0%
Net Operating Revenues	29,916	27,097	10.4%
Cost of Electric Power	(14,096)	(15,401)	-8.5%
Operating Costs & Expenses	(8,915)	(6,873)	29.7%
EBIT	6,905	4,823	43.2%
EBITDA (IFRS)(1)	8,085	5,394	49.9%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	4,144	5,418	-23.5%
Financial Income (Expense)	532	(382)	-239.2%
Income Before Taxes	7,437	4,204	76.9%
NET INCOME (IFRS)	4,838	2,752	75.8%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	2,147	2,764	-22.3%

CPFL JAGUARI
	1Q13	1Q12	Var.
Gross Operating Revenues	34,894	36,786	-5.1%
Net Operating Revenues	24,876	23,137	7.5%
Cost of Electric Power	(15,221)	(15,917)	-4.4%
Operating Costs & Expenses	(4,719)	(3,401)	38.7%
EBIT	4,935	3,819	29.2%
EBITDA (IFRS)(1)	5,666	4,279	32.4%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	2,497	3,741	-33.2%
Financial Income (Expense)	372	(38)	-1080.9%
Income Before Taxes	5,308	3,738	42.0%
NET INCOME (IFRS)	3,337	2,492	33.9%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	1,305	2,143	-39.1%

CPFL MOCOCA
	1Q13	1Q12	Var.
Gross Operating Revenues	23,718	23,360	1.5%
Net Operating Revenues	17,547	15,785	11.2%
Cost of Electric Power	(6,331)	(8,989)	-29.6%
Operating Costs & Expenses	(4,947)	(4,536)	9.0%
EBIT	6,270	2,260	177.4%
EBITDA (IFRS)(1)	6,874	2,675	157.0%
EBITDA (IFRS+ Regulatory Assets & Liabilities)(2)	5,497	3,347	64.2%
Financial Income (Expense)	405	(263)	-253.8%
Income Before Taxes	6,674	1,932	245.5%
NET INCOME (IFRS)	4,334	1,288	236.6%
NET INCOME (IFRS+ Regulatory Assets & Liabilities)(3)	3,309	1,751	88.9%

Notes:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization;

(2)    EBITDA (IFRS + Regulatory Assets & Liabilitites) considers, besides the items mentioned above, the regulatory assets and liabilities and excludes the result of pension fund contributions;

(3)    Net Income (IFRS + Regulatory Assets & Liabilitites) considers the regulatory assets and liabilities.

1Q13 Results | May 09, 2013

13.10) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	1Q13	1Q12	Var.
Residential	2,214	2,011	10.1%
Industrial	2,929	2,908	0.7%
Commercial	1,410	1,305	8.1%
Others	981	928	5.7%
Total	7,534	7,152	5.3%

CPFL Piratininga
	1Q13	1Q12	Var.
Residential	991	919	7.9%
Industrial	2,046	1,989	2.9%
Commercial	586	548	6.9%
Others	271	265	2.3%
Total	3,895	3,721	4.7%

RGE
	1Q13	1Q12	Var.
Residential	547	535	2.3%
Industrial	868	878	-1.1%
Commercial	350	358	-2.1%
Others	638	672	-5.1%
Total	2,403	2,442	-1.6%

CPFL Santa Cruz
	1Q13	1Q12	Var.
Residential	84	79	7.0%
Industrial	55	49	11.7%
Commercial	44	42	3.7%
Others	83	88	-5.8%
Total	265	258	3.0%

CPFL Jaguari
	1Q13	1Q12	Var.
Residential	21	19	11.6%
Industrial	99	89	10.4%
Commercial	12	10	17.0%
Others	10	9	2.7%
Total	141	128	10.5%

CPFL Mococa
	1Q13	1Q12	Var.
Residential	18	16	9.1%
Industrial	16	14	13.4%
Commercial	8	8	8.6%
Others	13	13	-1.7%
Total	55	51	7.5%

CPFL Leste Paulista
	1Q13	1Q12	Var.
Residential	23	22	8.0%
Industrial	21	18	16.7%
Commercial	12	10	12.1%
Others	20	22	-7.7%
Total	76	72	5.9%

CPFL Sul Paulista
	1Q13	1Q12	Var.
Residential	34	31	8.8%
Industrial	48	47	3.4%
Commercial	17	14	21.1%
Others	22	22	-0.4%
Total	121	114	6.3%

1Q13 Results | May 09, 2013

13.11) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	1Q13	1Q12	Var.
Residential	2,214	2,011	10.1%
Industrial	1,062	1,150	-7.6%
Commercial	1,325	1,248	6.2%
Others	949	912	4.1%
Total	5,550	5,320	4.3%

CPFL Piratininga
	1Q13	1Q12	Var.
Residential	991	919	7.9%
Industrial	573	636	-9.8%
Commercial	531	503	5.6%
Others	262	259	1.2%
Total	2,358	2,316	1.8%

RGE
	1Q13	1Q12	Var.
Residential	547	535	2.3%
Industrial	415	471	-12.0%
Commercial	335	352	-4.8%
Others	638	672	-5.1%
Total	1,934	2,030	-4.7%

CPFL Santa Cruz
	1Q13	1Q12	Var.
Residential	84	79	7.0%
Industrial	44	42	5.1%
Commercial	44	42	3.7%
Others	83	88	-5.8%
Total	254	250	1.7%

CPFL Jaguari
	1Q13	1Q12	Var.
Residential	21	19	11.6%
Industrial	72	66	9.7%
Commercial	12	10	17.0%
Others	10	9	2.7%
Total	114	104	10.1%

CPFL Mococa
	1Q13	1Q12	Var.
Residential	18	16	9.1%
Industrial	10	13	-25.0%
Commercial	8	8	8.6%
Others	13	13	-1.7%
Total	48	49	-2.6%

CPFL Leste Paulista
	1Q13	1Q12	Var.
Residential	23	22	8.0%
Industrial	7	6	21.1%
Commercial	12	10	12.1%
Others	20	22	-7.7%
Total	62	60	4.2%

CPFL Sul Paulista
	1Q13	1Q12	Var.
Residential	34	31	8.8%
Industrial	21	23	-8.2%
Commercial	16	14	13.6%
Others	22	22	-0.4%
Total	93	90	2.9%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 10, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.